Exhibit 99.1

China Life Insurance Company Limited
Stock Code: 2628
Interim Report 2017

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.
The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.
Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2017, the Company had approximately 251 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

China Life Insurance Company Limited 2017 Interim Report

China Life Insurance Company Limited 2017 Interim Report

Definitions and Material Risk Alert

In this report, unless the context otherwise requires, the following expressions have the following meanings:

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLWM	China Life Wealth Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Holding Company Limited, a wholly-owned subsidiary of CLIC

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

Material Risk Alert:

The Company has stated in this report the details of its existing risks including risks relating to macro trends, risks relating to business and risks relating to investments. Please refer to the analysis of the risks which the Company may face in its future development in the section headed “Management Discussion and Analysis”.

[1]	Except for “the Company” referred to in the Interim Condensed Consolidated Financial Statements.

China Life Insurance Company Limited 2017 Interim Report

Company Profile

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and the Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive individual agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2017, the Company had approximately 251 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

I. BASIC INFORMATION
Registered Name in Chinese
Registered Name in English	China Life Insurance Company Limited (“China Life”)
Legal Representative	Yang Mingsheng
Registered Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China
Postal Code	100033
Current Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China
Postal Code	100033
Telephone	86-10-63633333
Fax	86-10-66575722
Website	www.e-chinalife.com
Email	ir@e-chinalife.com
Hong Kong Office Address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong
Telephone	852-29192628
Fax	852-29192638

II. CONTACT INFORMATION
	Board Secretary	Securities Representative
Name	Li Mingguang	Li Yinghui
Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China
Telephone	86-10-63631241	86-10-63631191
Fax	86-10-66575112	86-10-66575112
Email	ir@e-chinalife.com	liyh@e-chinalife.com
* Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

China Life Insurance Company Limited 2017 Interim Report

Company Profile

III. INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT

Media for the Company’s A Share Disclosure	China Securities Journal, Shanghai Securities News, Securities Times

CSRC’s Designated Website for the Company’s Interim Report Disclosure	www.sse.com.cn

The Company’s H Share Disclosure Websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company’s website at www.e-chinalife.com

The Company’s Interim Reports may be obtained at	12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

IV. STOCK INFORMATION

Stock Type	Exchanges on which the Stocks are Listed	Stock Short Name	Stock Code

A Share	Shanghai Stock Exchange	China Life	601628

H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

ADR	New York Stock Exchange	–	LFC

V. OTHER RELEVANT INFORMATION
H Share Registrar and Transfer Office	Computershare Hong Kong Investor Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR	Deutsche Bank	Address: 60 Wall Street, New York, NY 10005

Domestic Legal Adviser	King & Wood Mallesons

International Legal Advisers	Latham & Watkins	Debevoise & Plimpton LLP

	Domestic Auditor	International Auditor

	Ernst & Young Hua Ming LLP	Ernst & Young

Auditors of the Company	Address: Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Changan Avenue, Dongcheng District, Beijing, P.R. China	Address: 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Name of the Signing Auditors: Zhang Xiaodong, Wu Jun

China Life Insurance Company Limited 2017 Interim Report

Financial Summary

Major Financial Data	As at 30 June 2017	As at 31 December 2016	RMB million Increase/ Decrease from the end of 2016
Total assets	2,875,092	2,696,951	6.6%
Including: Investment assets Note	2,595,480	2,453,283	5.8%
Total equity holders’ equity	308,595	303,621	1.6%
Ordinary share holders’ equity per share (RMB per share)	10.64	10.47	1.7%

Note:

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties

Major Financial Data	January to June 2017	January to June 2016	RMB million Increase/ Decrease from the corresponding period in 2016
Total revenues	396,165	337,737	17.3%
Including: Net premiums earned	336,270	284,242	18.3%
Profit before income tax	15,929	13,228	20.4%
Net profit attributable to equity holders of the Company	12,242	10,395	17.8%
Net profit attributable to ordinary share holders of the Company	12,048	10,206	18.0%
Earnings per share (basic and diluted) (RMB per share)	0.43	0.36	18.0%
Weighted average ROE (%)	4.01	3.30	Increase of 0.71 percentage point
Net cash inflow/(outflow) from operating activities	142,892	(13,180)	N/A
Net cash inflow/(outflow) from operating activities per share (RMB per share)	5.06	(0.47)	N/A

Notes:

1.	The interim financial results for the Reporting Period are unaudited.
2.	The round-off factor of basic data has been taken into account when calculating the percentage change of the “Earnings per share (basic and diluted)”.

China Life Insurance Company Limited 2017 Interim Report

Chairman’s Statement

The time-wrinkled journey of exploration for China Life was filled up with its perseverance, vigorous endeavor and fortitude in a down-to-earth spirit. In the first half of 2017, with the “innovation-driven development strategy” as its guideline, the Company maintained its strategic consistency and tactical flexibility, fostered its driving force in reform and innovation, continued its development in transformation and upgrade and built up its strength in risk management and internal control. The Company generally operated in a safe and prudent manner, with its businesses, value and financial results achieving a fast growth, its sales force expanding with quality improving, and its comprehensive strengths consistently reinforced with its gross written premiums still maintaining the leading position in the life insurance market, which laid a sound foundation for its sustainable development in the next year or even in long term.

                                     Yang Mingsheng, Chairman

DESPITE OBSTACLES AHEAD, THE COMPANY MAINTAINED STEADY GROWTH WITH REMARKABLE ACHIEVEMENTS

In the first half of 2017, China Life adhered to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, and successfully pushed forward a variety of tasks, which led to new progress during its development.

Maintaining a fast growth in business development. On the basis of its satisfactory operating results of 2016, the Company stepped up its efforts and continued to reduce single premium business in the first half of 2017. As driven by the first-year regular business and renewal business, the Company achieved gross written premiums of RMB345,967 million, an increase of 18.3% year-on-year. In particular, premium income from the exclusive individual agent channel amounted to RMB227,375 million, an increase of 28.0% year-on-year. First-year regular premiums were RMB77,711 million, an increase of 10.8% year-on-year; and renewal premiums were RMB180,495 million, an increase of 39.0% year-on-year.

China Life Insurance Company Limited 2017 Interim Report

Chairman’s Statement

Constantly optimizing the business structure. In the first half of 2017, the Company constantly reduced the single premium business and accelerated the development of regular premium business. During the Reporting Period, the percentage of first-year regular premiums in first-year premiums of long-term business was 55.88%, an increase of 5.33 percentage points year-on-year; the percentage of first-year regular premiums with ten years or longer payment duration in first-year regular premiums was 47.67%, maintaining at a high level; the percentage of renewal premiums in gross written premiums was 52.17%, an increase of 7.78 percentage points year-on-year. The Company returned to the due role of insurance protection against risks and continued to push forward its product diversification strategy, which further enhanced the results of business structure adjustment and achieved rapid growth of protection-oriented business in particular.

Continuously improving the operating results. The Company constantly improved its business value by adhering to the value-oriented principle and adopting various measures simultaneously. The value of half year’s sales of the Company for the six months ended 30 June 2017 reached RMB36,895 million, an increase of 31.7% year-on-year. The Company seized the opportunity of interest rate hike and optimized its assets allocation, with its gross investment yield reaching 4.62% and its comprehensive investment yield reaching 4.58%, an increase of 0.24 percentage point and 3.05 percentage points year-on-year, respectively. Due to the combined impact of an increase in gross investment income, the optimization of business structure and the update on the discount rate assumption for reserves of traditional insurance contracts, net profit attributable to equity holders of the Company during the Reporting Period was RMB12,242 million, an increase of 17.8% year-on-year.

China Life Insurance Company Limited 2017 Interim Report

Chairman’s Statement

Size expanding and quality improving of the sales force. The Company adhered to the strategy of expanding the size and improving the quality of its sales force. While maintaining the steady growth of its sales force, the Company attached great importance to the improvement of their quality, thus achieving good results. During the Reporting Period, the Company’s total sales force across all channels reached 1.937 million, an increase of 6.8% from the end of 2016. The average productive agents on a quarterly basis in the exclusive individual agent channel increased by 39.4% from the end of 2016; and the average active insurance planners on a monthly basis in the bancassurance channel increased by 26.5% year-on-year, which further enhanced the hard power of the sales force.

Achieving enhancement in the comprehensive strengths. As at the end of the Reporting Period, the total assets of the Company reached RMB2.88 trillion, an increase of 6.6% from the end of 2016, ranking No. 1 in the insurance industry; investment assets amounted to RMB2.60 trillion, an increase of 5.8% from the end of 2016. The Company has adequate solvency, with its core solvency ratio and comprehensive solvency ratio reaching 275.75% and 279.90% respectively, as at the end of the Reporting Period. The Company and China Guangfa Bank Co., Ltd. (“CGB”) jointly implemented the concerted action plan in great depth, as a result of which first-year regular premiums from insurance products sold by CGB business outlets increased by 133% year-on-year, and 287,000 co-branded cards of China Life and CGB were issued. The preliminary synergy effects from insurance-banking collaboration have emerged.

WITH A PROSPECTIVE ROADMAP, THE COMPANY CONSOLIDATED ITS FOUNDATION THROUGH TRANSFORMATION AND UPGRADE

Currently, a new round of technological reforms and industrial evolutions has brought profound changes to the human society, which accelerates the transformation and upgrade of the national economy, and stimulates further demands from customers for pension and health insurance services, etc. Regulatory departments are determined to strengthen the regulation, and urge the industry to return to its due role of protecting against risks. The life insurance industry has entered into a new stage that emphasizes more on service, technology, and risk control.

China Life Insurance Company Limited 2017 Interim Report

Chairman’s Statement

Facing these new changes and development trends, China Life accelerated and pushed forward the transformation and upgrade in terms of breadth and depth in the first half of the year, thereby striving to consolidate its foundation and gain the first-mover advantages in a new round of market landscape adjustments.

Technology-oriented approach leading to evolution. In the first half of 2017, the Company focused on the establishment of a new generation of integrated business processing system (the “New Generation System”) to orient the Company’s transformation towards the “customer-oriented” business operation and management model. The Company strengthened the application of big data and conducted analysis on customer identity and customer characteristics, with a view to improving the intelligent level in sales and services. The Company also upgraded and promoted two mobile internet platforms, namely, “China Life E-Bao” and “China Life E-Store”, and launched over 100 application products. The digitalized insurance application service has been put into effect, and the multi-channel service layout achieved initial results, which helped to improve the customers’ experience.

Consolidating business fundamentals while pushing forward the sales model transformation. Facing the rapid growth of the size of its sales force, the Company strengthened the fundamental management of sales channels and pushed forward the transformation of sales management model. Through the establishment of a system for transformation and upgrade and fundamental management monitoring, the Company intensively implemented the strategic projects of exclusive individual agent channel in a practical manner. The Company also established an organizational structure for training that met the needs of transformation, increased the number of training lecturers, sped up the construction of training centers, and innovated state-of-art technology for training. By fully upgrading the system for cultivation of agent managers and new agents, the Company consolidated the foundation for the development of its teams, improved the effectiveness of sales management and strengthened the core competitiveness of the sales channels.

Improving services by focusing on the needs of customers. In the first half of 2017, the Company comprehensively pushed forward the diversification strategy of products and services to meet multifarious demands of customers. It developed over 40 new products and pushed forward the balanced offering of major products to further enrich its product line and satisfy the needs of its customers for risk protection. The Company also accelerated the establishment of a unified and customer-oriented sales platform and service platform, strengthened the management of customer complaints, actively held various customer service activities such as family days, education lectures and sports meetings, provided emergency assistance to all customers with long-term insurance contracts, and offered VIP services to the high-end customers. Through the further implementation of the “Integrated Pension and Inclusive Healthcare Service” strategic roadmap, the Company effectively expanded the scope of its principal business and achieved strategic synergy.

Joint management of assets and liabilities to strengthen allocations. The Company attached great importance to the management of assets and liabilities. While actively managing its liability costs, the Company consistently promoted the build-up of a top-down management system for assets allocation based on the characteristics of liabilities. Through its entrusted investment system with both internal and external asset managers, the Company pushed forward the implementation of assets allocation, and shaped an investment landscape that adopted market-responsive investment tactics, combined traditional asset allocation with alternative investments, and featured a diversified domestic and global asset allocation, so as to achieve a balance between long-term objectives and short-term objectives and secure stable and reasonable income returns.

Strictly preventing against risks for a sound and compliant development. The Company implemented the requirements of risk management under the China Risk Oriented Solvency System (C-ROSS) based on the regulatory standards of three jurisdictions on which it is listed, as a result of which a world-class and comprehensive risk management system was established. The Company implemented all the requirements of regulatory authorities with respect to risk control in a serious and consistent manner, and adhered to the mindset of “stringent governance, stringent management and stringent risk control”.

China Life Insurance Company Limited 2017 Interim Report

Chairman’s Statement

The Company paid great attention to irregular practices in the industry. It implemented rectification measures on illegal acts such as misleading sales practices; actively conducted all works in relation to anti-money laundering by reference to the highest international and domestic standards for assessment of anti-money laundering risks; offered special trainings on risk prevention for 2.95 million practitioners; promoted the management matrix on sales risks as an innovative model for sales risk management; and established a risk pre-warning system for accurate prevention and control of risks by means of big data application for the purpose of enhancing its capability for risk management and control in all aspects.

LEVERAGING THE GOLDEN OPPORTUNITIES, THE COMPANY WILL FORGE AHEAD TO MAKE A FRESH START

Looking forward, the Chinese economy is expected to be stable and heading into a positive direction, and the life insurance industry will still be embraced up with a lot of golden opportunities. The fifth meeting of the National Financial Work Conference has illuminated the directions for the development of the Company. China Life, as the mainstay of the insurance market and a major institutional investor of the capital market, will strictly honor its mission of serving the real economy, firmly adhere to the perpetual theme of preventing and dissolving risks, and pay great attention to the key areas during the development of the insurance industry, so as to facilitate the insurance industry to serve as the stable long-term risk management engine, make contributions to the improvement of the national social security system, and better serve the economic and social development.

“Leveraging the golden market opportunities and its own competitiveness offers an advantage for a new start.” In the second half of the year, the Company will consolidate the stable fundamentals while making progress step by step so as to make the outstanding achievements. Firstly, the Company will forge ahead for rapid development. It will make more efforts in expanding the sales force while enhancing their quality to bolster their morale and improve their productivity, and push forward the implementation of the development strategy of various businesses in a practical manner. Secondly, the Company will maintain its focus on transformation. By returning to its due role of protecting against risks, the Company will continue to optimize its business structure and enrich its product line and actively develop the policy-sponsored insurance business. The Company will further improve its investment management system with the characteristics of China Life to serve the real economy and achieve reasonable and stable investment income. Thirdly, the Company will be more stringent to guard against risks. It will improve the mechanism on the internal control of risks and operate its businesses in strict compliance with laws so as to maintain the stable development of the Company and the industry. Fourthly, the Company will insist on promoting innovation. It will establish the “New Generation System” with full efforts, with its key structure, platform, functions and products being put online by the end of the year. It will speed up the research and development of artificial intelligence and its application, and build a high-tech China Life by taking advantage of the information technology to promote the business model transformation and the restructuring of organizational structure.

“Transformation brings about a new development while maintaining stable and sustainable business growth.” All employees of China Life will commit to their initial intention to return to the due role of protecting against risks in the insurance industry, bear in mind the responsibilities of “serving customers and rewarding shareholders”, and forge ahead with courage and persistent efforts, so as to achieve excellent results persistently.

By Order of the Board Yang Mingsheng Chairman Beijing, China 24 August 2017

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

In the first half of 2017, facing the complicated external environment and fierce market competition, the Company adhered to the value-oriented principle, adopted multiple measures, sped up business development and promoted transformation and upgrade by adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risk”. During the first half of the year, the Company generally operated in a sound and prudent manner, with its business maintaining a rapid growth and its sales force expanding with better quality. During the Reporting Period, the Company’s gross written premiums were RMB345,967 million, an increase of 18.3% year-on-year. The Company’s market share2 was approximately 19.38%, maintaining the first place in the industry. With the investment yield growing steadily, and the business quality and operation results improving further, the Company achieved stable progress with better fundamentals.

I.	REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2017

(I)	Key Performance Indicators

	January to June 2017	RMB million January to June 2016
Gross written premiums	345,967	292,461
Premiums from new policies	165,472	162,637
Including: First-year regular premiums	77,711	70,107
First-year regular premiums with ten years or longer payment duration	37,042	33,988
Gross investment income	56,663	50,841
Net profit attributable to equity holders of the Company	12,242	10,395
Value of half year’s sales	36,895	28,021
Including: Exclusive individual agent channel	33,661	25,927
Bancassurance channel	2,966	1,900
Group insurance channel	268	194
Policy Persistency Rate (14 months) (%) Note	91.60	90.00
Policy Persistency Rate (26 months) (%) Note	85.80	87.00

	As at 30 June 2017	As at 31 December 2016
Embedded value	697,520	652,057
Number of in-force policies (hundred million)	2.51	2.46

Note:	The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[2]	Calculated according to the premium data of life insurance companies in the first half of 2017 released by the CIRC.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

Continuous optimization in premium structure. In the first half of 2017, out of the premiums from new policies, first-year regular premiums amounted to RMB77,711 million, an increase of 10.8% year-on-year, and single premiums were RMB61,350 million, a decrease of 10.6% year-on-year. First-year regular premiums with ten years or longer payment duration reached RMB37,042 million, an increase of 9.0% year-on-year. Renewal premiums amounted to RMB180,495 million, an increase of 39.0% year-on-year. The first-year regular business and renewal business became major driving forces, which further reinforced the sustainable development of the Company.

Great improvement in business value. The value of half year’s sales of the Company for the six months ended 30 June 2017 was RMB36,895 million, an increase of 31.7% year-on-year. As at 30 June 2017, the embedded value of the Company was RMB697,520 million, an increase of 7.0% from the end of 2016. During the Reporting Period, the number of in-force policies of the Company increased by 2.03% from the end of 2016. The Policy Persistency Rate (14 months and 26 months) reached 91.60% and 85.80%, respectively; and the Surrender Rate3 was 3.40%, an increase of 0.60 percentage point from the corresponding period of 2016.

Consistent enhancement in investment management. In the first half of 2017, interest income from investment portfolios achieved a stable growth, and the fair value gains/(losses) through profit or loss increased greatly. The Company’s gross investment income was RMB56,663 million, an increase of 11.5% year-on-year. Due to the combined impact of an increase in gross investment income, the optimization of business structure and the update on the discount rate assumption for reserves of traditional insurance contracts, net profit attributable to equity holders of the Company during the Reporting Period was RMB12,242 million, an increase of 17.8% year-on-year.

[3]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

(II)	Insurance Business

1.	Gross written premiums categorized by business

	January to June 2017	RMB million January to June 2016
Life Insurance Business	300,859	253,904
First-year business	134,314	135,443
Single	61,338	68,574
First-year regular	72,976	66,869
Renewal business	166,545	118,461
Health Insurance Business	37,324	30,782
First-year business	23,542	19,584
Single	18,869	16,366
First-year regular	4,673	3,218
Renewal business	13,782	11,198
Accident Insurance Business	7,784	7,775
First-year business	7,616	7,610
Single	7,554	7,590
First-year regular	62	20
Renewal business	168	165

Total	345,967	292,461

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB300,859 million, an increase of 18.5% year-on-year. In particular, first-year regular premiums were RMB72,976 million, an increase of 9.1% year-on-year, and the percentage of first-year regular premiums in first-year premiums was 54.33%. Single premiums were RMB61,338 million, a decrease of 10.6% year-on-year, and the percentage of single premiums in first-year premiums was 45.67%, a decrease of 4.96 percentage points year-on-year. Renewal premiums were RMB166,545 million, an increase of 40.6% year-on-year. The Company vigorously promoted the development of its health insurance business, with gross written premiums amounting to RMB37,324 million, an increase of 21.3% year-on-year. Gross written premiums from the accident insurance business amounted to RMB7,784 million, an increase of 0.1% year-on-year.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

2.	Gross written premiums categorized by channel

	January to June 2017	RMB million January to June 2016
Exclusive Individual Agent Channel	227,375	177,704
First-year business of long-term insurance	63,271	57,401
Single	153	115
First-year regular	63,118	57,286
Renewal business	159,561	116,838
Short-term insurance business	4,543	3,465
Bancassurance Channel	92,877	89,922
First-year business of long-term insurance	73,055	77,672
Single	59,667	65,821
First-year regular	13,388	11,851
Renewal business	19,419	12,036
Short-term insurance business	403	214
Group Insurance Channel	14,689	13,851
First-year business of long-term insurance	2,080	3,129
Single	1,451	2,576
First-year regular	629	553
Renewal business	643	382
Short-term insurance business	11,966	10,340
Other Channels[1]	11,026	10,984
First-year business of long-term insurance	655	491
Single	79	74
First-year regular	576	417
Renewal business	872	568
Short-term insurance business	9,499	9,925

Total	345,967	292,461

Notes:

1.	Other channels mainly include supplementary major medical insurance business, tele-sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

Exclusive Individual Agent Channel. The exclusive individual agent channel maintained a rapid growth with its business structure maintaining stable and its sales force expanding with quality improving. During the Reporting Period, gross written premiums from the exclusive individual agent channel amounted to RMB227,375 million, an increase of 28.0% year-on-year. In particular, first-year regular premiums from the exclusive individual agent channel increased by 10.2% year-on-year, first-year regular premiums with ten years or longer payment duration increased by 8.0% year-on-year, and the percentages of first-year regular premiums with five years or longer payment duration and first-year regular premiums with ten years or longer payment duration in first-year regular premiums were 82.05% and 53.05%, respectively. Renewal premiums from the exclusive individual agent channel increased by 36.6% year-on-year, which demonstrated the results of business structure adjustment for the exclusive individual agent channel in the recent years. With adherence to the development strategy of improving the quality and expanding the size of its sales force, the Company increased the number of new recruits, and comprehensively upgraded the system for cultivation of new agents and agent managers. While maintaining the steady growth of its sales force, the Company put more efforts in the improvement of their quality. As at the end of the Reporting Period, the number of exclusive individual agents reached 1.578 million, a 5.6% increase from the end of 2016, and the average productive agents on a quarterly basis in the exclusive individual agent channel increased by 39.4% from the end of 2016, which showed a positive trend for the quality of its sales force.

Bancassurance Channel. The bancassurance channel adhered to the two-wheel driven strategy, under which business was conducted through the channels of postal offices and banks as well as the Company’s own sales channel. While further reducing the scale of single premium business, the Company strengthened the development of regular premium business to improve the value of the bancassurance channel. During the Reporting Period, single premiums from the bancassurance channel were RMB59,667 million, a decrease of 9.3% year-on-year. First-year regular premiums were RMB13,388 million, an increase of 13.0% year-on-year. First-year regular premiums with ten years or longer payment duration were RMB2,968 million, an increase of 17.9% year-on-year. The percentage of first-year regular premiums with five years or longer payment duration in first-year regular premiums was 52.38%. Renewal premiums were RMB19,419 million, an increase of 61.3% year-on-year. The bancassurance channel kept on expanding the electronic bank sales channels, such as online banking, self-service terminals and mobile banking, etc., to extend its service network, as a result of which the regular premium business operated through the channels of major banks and postal offices achieved a fast growth. As at the end of the Reporting Period, the number of sales representatives in the bancassurance channel reached 261,000, an increase of 11.6% from the end of 2016. The average active insurance planners on a monthly basis in the bancassurance channel increased by 26.5% year-on-year.

Group Insurance Channel. The group insurance channel continuously promoted the diversification of business development and effectively pushed forward the steady development of its various businesses. During the Reporting Period, gross written premiums from the group insurance channel amounted to RMB14,689 million, an increase of 6.1% year-on-year. Short-term insurance premiums from the group insurance channel amounted to RMB11,966 million, an increase of 15.7% year-on-year. As at the end of the Reporting Period, the number of direct sales representatives reached over 92,000, an increase of 8.1% from the end of 2016.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

Other Business Channels. During the Reporting Period, gross written premiums from other channels were RMB11,026 million, an increase of 0.4% year-on-year. The Company actively and steadily developed its supplementary major medical insurance business and fundamental medical insurance business, maintaining its leading position in the market. The Company also actively participated in the pilot programs in relation to long-term care insurance, creating a good start for development in this aspect. In particular, the number of new projects for the supplementary major medical insurance business was 11, with the total number of projects accumulating to 261. The number of new projects for the fundamental medical insurance business was 19, and the number of new projects with successful bids for the long-term care insurance business was 3.

(III)	Asset Management

In the first half of 2017, the global economy continued to recover and the developed economies were inclined to tighten their monetary policies. The Chinese economy was moving in a positive direction while maintaining stability, with its key indicators performing better than the market expectation. In the context of preventing against risks and deleveraging in the financial industry, the Chinese economy maintained a prudent and moderate monetary policy. The rollout of new financial regulations posed a greater impact on the market expectation. Bond yield continued to increase significantly, A share market fluctuated within a certain range, and the structural differentiation became obvious. The Company seized the opportunity of interest rate hike and increased its allocation in bonds with long duration and non-standard debt-type products. The Company maintained its allocation in equity investment in the open market at a reasonable level and attached great importance to the value of H share allocation. The Company also actively caught up with good investment opportunities, such as infrastructure, supply-side reforms and convertible loans, etc., to broaden the sources of its incomes. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,595,480 million, an increase of 5.8% from the end of 2016. In the first half of 2017, the Company’s gross investment income reached RMB56,663 million, an increase of RMB5,822 million from the corresponding period of 2016 and an increase of 11.5% year-on-year; and the gross investment yield was 4.62%, an increase of 0.24 percentage point from the corresponding period of 2016. The net investment yield was 4.71%, remaining at the same level as the corresponding period of 2016. The gross investment yield including net share of profit of associates and joint ventures was 4.69%, an increase of 0.27 percentage point from the corresponding period of 2016. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income4 was 4.58%, an increase of 3.05 percentage points from the corresponding period of 2016.

[4]	Comprehensive investment yield = {[(Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181}×365

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	As at 30 June 2017		RMB million As at 31 December 2016[1]
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity investments	2,028,640	78.16%	1,920,125	78.27%
Term deposits	473,886	18.26%	538,325	21.94%
Bonds	1,149,251	44.28%	1,119,388	45.63%
Debt-type financial products[2]	243,817	9.39%	131,880	5.38%
Other fixed-maturity investments[3]	161,686	6.23%	130,532	5.32%
Equity investments	496,367	19.13%	421,383	17.17%
Common stocks	201,004	7.74%	140,166	5.71%
Funds[4]	137,499	5.30%	119,973	4.89%
Bank wealth management products	75,614	2.91%	81,854	3.34%
Other equity investments[5]	82,250	3.18%	79,390	3.23%
Investment properties	1,372	0.05%	1,191	0.05%
Cash and others[6]	69,101	2.66%	110,584	4.51%

Total	2,595,480	100.00%	2,453,283	100.00%

Notes:

1.	The figures as at the end of last year were adjusted on the same basis.
2.	Debt-type financial products include debt investment plans, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.
3.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, bank wealth management products, and interbank deposits, etc.
4.	Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 30 June 2017 and 31 December 2016 were RMB8,584 million and RMB13,609 million, respectively.
5.	Other equity investments include private equity funds, unlisted equities, preference shares, equity investment plans, and specialized asset management plans, etc.
6.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell.

In the first half of 2017, by seizing the opportunity of interest rate hike, the Company increased its allocation in fixed income assets and increased moderately in equity investments. Among the major types of investments, the percentage of investment in bonds changed to 44.28% from 45.63% as at the end of 2016, the percentage of term deposits changed to 18.26% from 21.94% as at the end of 2016, the percentage of investment in stocks and funds (excluding money market funds) increased to 12.71% from 10.05% as at the end of 2016, and the percentage of investment in debt-type financial products increased to 9.39% from 5.38% as at the end of 2016.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

2.	Investment Income

	January to June 2017	RMB million January to June 2016[1]
Net investment income[2]	57,732	54,584
+Net realized gains on financial assets	(4,347)	2,523
+Net fair value gains through profit or loss	3,278	(6,266)
Gross investment income[3]	56,663	50,841
+Net share of profit of associates and joint ventures	3,665	1,606
Gross investment income including net share of profit of associates and joint ventures[4]	60,328	52,447
Net investment yield[5]	4.71%	4.71%
Gross investment yield[6]	4.62%	4.38%
Gross investment yield including net share of profit of associates and joint ventures[7]	4.69%	4.42%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.	Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, and net income from investment properties, etc.
3.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains through profit or loss
4.	Gross investment income including net share of profit of associates and joint ventures = Gross investment income + Net share of profit of associates and joint ventures
5.	Net investment yield = [(Net investment income – Interest paid for securities sold under agreements to repurchase)/ ((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181×365
6.	Gross investment yield = [(Gross investment income – Interest paid for securities sold under agreements to repurchase)/ ((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181×365
7.	Gross investment yield including net share of profit of associates and joint ventures = {[(Gross investment income + Net share of profit of associates and joint ventures – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181}×365

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

The balances of the Company’s fixed income investment and equity investment increased along with the continuous expansion of its investment scale. In the first half of 2017, the interest income from investment portfolios grew steadily, the spread income decreased, the fair value gains/(losses) through profit or loss increased, and the gross investment income increased by 11.5% from the corresponding period of 2016. During the Reporting Period, the Company’s net investment income was RMB57,732 million, an increase of RMB3,148 million from the corresponding period of 2016, and the net investment yield was 4.71%, remaining the same level as the corresponding period of 2016. The gross investment income was RMB56,663 million, an increase of RMB5,822 million from the corresponding period of 2016, and the gross investment yield was 4.62%, an increase of 0.24 percentage point from the corresponding period of 2016. The gross investment yield including net share of profit of associates and joint ventures was 4.69%, an increase of 0.27 percentage point from the corresponding period of 2016. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income was 4.58%, an increase of 3.05 percentage points from the corresponding period of 2016.

3.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

(IV)	Operational Support and Customer Services

With adherence to the “customer-oriented” operating concept, the Company has consistently pushed forward the product diversification strategy and made greater efforts in developing protection-oriented products so as to meet multifarious demands of customers. The Company has accelerated the development of the “New Generation System”, achieved the platform development layout, sped up the application of mobile internet and artificial intelligence, upgraded and promoted two mobile internet platforms, namely, “China Life E-Bao” and “China Life E-Store”, and launched over a hundred of application products in relation to sales, services, operation and management. With the application of products supported by the “New Generation System”, the customers’ experience will be improved in a practical manner, which will effectively support the transformation of the Company’s operation and management model. As a “home” to customers, “China Life E-Bao” has not only provided services in relation to enquiries into insurance policies, application for services and purchase of products, but also launched health-related services. “China Life E-Store”, as a “home” to agents, has provided resources including not only products, services and activities, but also resources for agents’ management and self-development. As at 30 June 2017, mobile claims settlement accounted for nearly one quarter of the total number of the claims, and the Company operated an overall automatic processing of claims settlement for low-risk cases without manual intervention. The Company also enhanced the service capability and operating efficiency of the “95519” Call Center and expanded the form of its services to facilitate an integration of online and offline services. In addition, the Company, as the sole insurance company in the industry, participated in the offsite settlement and reimbursement for medical services across provinces under the New Village Cooperative Medical Scheme launched by the National Health and Family Planning Commission for the support of people’s welfare projects by aid of the internet.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

The Company closely tapped the demands of customers in great depth and strived to build a customer service ecosphere. During the Reporting Period, the Company held over 6,950 activities in total (such as the 11th “Hand-in-Hand” series of customer service activities, the 7th “Little Painters of China Life”, the first annual conference and related activities for China Life “Run for 700”, and the “China Life Lectures from Gurus”), which helped to maintain a good interaction with customers. Meanwhile, the Company continuously increased the scope of the global emergency assistance services and VIP services in order to satisfy the demands of customers for multi-layer and personalized services.

(V)	Internal Control and Risk Management

The Company continuously complied with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries and commissions including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. Based on the requirements of the CIRC with respect to the China Risk Oriented Solvency System (C-ROSS) as well as the requirements in the “Solvency Aligned Risk Management Requirements and Assessment” (“SARMRA”) conducted by the CIRC in 2016, the Company actively pushed forward the establishment of a solvency risk management system, reinforced the mechanism of formation, transmission and application of the risk preference system, and implemented key risk monitoring and risk pre-warning classification management, in order to constantly enhance its ability of solvency risk management. Based on the spirit of the “1+4”5 risk prevention and control documents released by the CIRC this year, the Company determined four major tasks, namely, risk prevention and control, rectification of irregular practices, remedying deficiencies, and transformation and upgrade, conducted self-investigations and rectifications in a practical manner, and improved its precaution capability in key risk areas, such as sales management and asset management, so as to ensure the healthy and continuous development of the Company.

In order to actively adapt to the new developments of external regulatory environment, the Company established a sound compliance management system, clearly defined the responsibilities of compliance management, built up a well-developed compliance management regime, promoted the establishment of compliance culture with great efforts, and actively prevented against and dissolved compliance risks. The Company also actively exerted the functions of internal audit supervision, and organized and conducted audits such as economic responsibility audit on managers, anti-money laundering audit, and audit on transactions with related parties, etc. Meanwhile, the Company complied with the “Standard Regulations on the Internal Audit of Insurance Institutions”, further improved its audit system, and strengthened the establishment of audit task force, which fully exerted the functions of internal audit and facilitated the standardized management and compliance operation of the Company.

[5]	The CIRC has recently released the “1+4” series of documents. “1” stands for the “Circular of the CIRC on Further Strengthening Insurance Regulation and Maintaining the Stable and Healthy Development of the Insurance Industry”, which presents the overall concept of the current regulatory work; “4” stands for four finalized documents, namely, the “Circular of the CIRC on Further Strengthening Risk Prevention and Control for the Insurance Industry”, the “Circular of the CIRC on Strengthening Insurance Regulation, Clamping Down on Illegalities and Violations and Governing Irregular Practices in the Market”, the “Circular of the CIRC on Remedying Regulatory Deficiencies and Establishing a Stringent and Effective Insurance Regulatory System”, and the “Guiding Opinions of the CIRC on Supporting the Development of Real Economy by the Insurance Industry”.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

II.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED FINANCIAL STATEMENTS

(I)	Analysis of Major Items of Consolidated Statement of Comprehensive Income

1.	Revenues

				RMB million
	January to June 2017	January to June 2016	Change	Main Reasons for Change
Net premiums earned	336,270	284,242	18.3%	—
Life insurance business	300,516	253,792	18.4%	Rapid growth in renewal premiums and first-year regular premiums
Health insurance business	28,715	23,614	21.6%	Rapid growth in protection-oriented businesses
Accident insurance business	7,039	6,836	3.0%	—
Investment income*	57,701	54,542	5.8%	Please refer to the table below
Net realised gains on financial assets	(4,347)	2,523	N/A	A decrease in spread income of stocks and funds in available-for-sale securities
Net fair value gains through profit or loss	3,278	(6,266)	N/A	An increase in fair value of stocks in securities at fair value through profit or loss
Other income	3,263	2,696	21.0%	An increase in agency service fees paid by CLP&C

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

*Investment Income

				RMB million
	January to June 2017	January to June 2016	Change	Main Reasons for Change
Investment income from securities at fair value through profit or loss	2,307	2,856	-19.2%	A decrease in interest income resulting from the reducing scale of commercial papers in bonds at fair value through profit or loss
Investment income from available-for-sale securities	20,738	18,603	11.5%	An increase in dividend income from available-for-sale equity investment
Investment income from held-to-maturity securities	14,832	12,073	22.9%	An increase in interest income resulting from the growth of allocation in financial bonds
Investment income from bank deposits	12,786	14,352	-10.9%	A decrease in interest income resulting from the reducing scale of negotiated deposits
Investment income from loans	6,573	6,015	9.3%	An increase in interest income from loans due to the growing scale of trust schemes
Other investment income	465	643	-27.7%	A decrease in the scale of securities purchased under agreements to resell

Total	57,701	54,542	5.8%	/

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

2.	Benefits, Claims and Expenses

				RMB million
	January to June 2017	January to June 2016	Change	Main Reasons for Change
Insurance benefits and claims expenses	315,338	269,640	16.9%	—
Life insurance business	289,234	247,052	17.1%	An increase in surrender payments and the change of liabilities of life insurance contracts
Health insurance business	23,126	19,741	17.1%	An increase in the scale of health insurance business
Accident insurance business	2,978	2,847	4.6%	Fluctuation in claims expenses of certain businesses
Investment contract benefits	4,015	2,415	66.3%	An increase in the investment contract business
Policyholder dividends resulting from participation in profits	8,076	5,668	42.5%	An increase in investment yield from participating accounts
Underwriting and policy acquisition costs	36,814	30,056	22.5%	An increase in underwriting costs for the regular premium business resulting from the business growth of the Company and the optimization of its business structure
Finance costs	2,507	2,305	8.8%	An increase in interest paid for securities sold under agreements to repurchase
Administrative expenses	13,448	12,848	4.7%	Due to the growth of the business
Other expenses	3,010	2,532	18.9%	Foreign exchange losses resulting from the change of foreign exchange rates applicable to the currency for foreign assets and liabilities
Statutory insurance fund contribution	693	651	6.5%	Due to the growth of the insurance business

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

3.	Profit before Income Tax

				RMB million
	January to June 2017	January to June 2016	Change	Main Reasons for Change
Profit before income tax	15,929	13,228	20.4%	—
Life insurance business	9,030	10,131	-10.9%	Impact of the update on the discount rate assumption for reserves of traditional insurance contracts
Health insurance business	1,739	599	190.3%	Optimization of structure of the health insurance business
Accident insurance business	720	252	185.7%	Improvement in the quality of the accident insurance business
Other businesses	4,440	2,246	97.7%	Affected by an increase in net share of profit of associates and joint ventures

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB3,437 million, a year-on-year increase of 33.2%. This was primarily due to the combined impact of the taxable income and deferred income tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB12,242 million, a year-on-year increase of 17.8%. This was primarily due to the combined impact of an increase in gross investment income, the optimization of business structure, and the impact of the update on the discount rate assumption for reserves of traditional insurance contracts.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

(II)	Analysis of Major Items of the Consolidated Statement of Financial Position

1.	Major Assets

				RMB million
	As at 30 June 2017	As at 31 December 2016	Change	Main Reasons for Change
Investment assets	2,595,480	2,453,283	5.8%	—
Term deposits	473,886	538,325	-12.0%	A decrease in the scale of negotiated deposits
Held-to-maturity securities	688,825	594,730	15.8%	An increase in the allocation of financial bonds
Available-for-sale securities	891,194	766,423	16.3%	An increase in the scale of stocks and funds in available-for-sale securities
Securities at fair value through profit or loss	137,424	209,124	-34.3%	A decrease in the scale of commercial papers in bonds at fair value through profit of loss
Securities purchased under agreements to resell	21,267	43,538	-51.2%	The needs for liquidity management
Cash and cash equivalents	47,834	67,046	-28.7%	The needs for liquidity management
Loans	327,345	226,573	44.5%	An increase in the allocation of trust schemes in loans
Statutory deposits – restricted	6,333	6,333	0.0%	—
Investment properties	1,372	1,191	15.2%	New investments in investment properties
Investments in associates and joint ventures	123,727	119,766	3.3%	An increase in the equity interest in associates and new investments in joint ventures

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

2.	Major Liabilities

				RMB million
	As at 30 June 2017	As at 31 December 2016	Change	Main Reasons for Change
Insurance contracts*	1,975,664	1,847,986	6.9%	The accumulation of insurance liabilities from new insurance business and renewal business
Investment contracts	227,290	195,706	16.1%	An increase in the scale of product accounts in certain investment contracts
Securities sold under agreements to repurchase	148,591	81,088	83.2%	The needs for liquidity management
Policyholder dividends payable	83,000	87,725	-5.4%	Dividends paid to policyholders
Annuity and other insurance balances payable	43,470	39,038	11.4%	An increase in maturities payable
Interest-bearing loans and other borrowings Note	16,137	16,170	-0.2%	Affected by the change of foreign exchange rates
Bonds payable	10,000	37,998	-73.7%	Redemption of certain subordinated term debts
Deferred tax liabilities	9,426	7,768	21.3%	An increase in the fair value of securities at fair value through profit or loss

Note:	Interest-bearing loans and other borrowings of the Company include a five-year bank loan of GBP275 million with a maturity date on 17 June 2019, a three-year bank loan of USD970 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019 and a three-month bank loan of EUR100 million with a maturity date on 9 September 2017. All of the above are fixed rate loans.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

*Insurance Contracts

RMB million
	As at 30 June 2017	As at 31 December 2016
Life insurance	1,869,686	1,762,363
Health insurance	97,339	77,837
Accident insurance	8,639	7,786

Total of insurance contracts	1,975,664	1,847,986

Including: residual marginNote	576,088	515,374

Note:	The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB308,595 million, a 1.6% increase from the end of 2016. This was primarily due to the combined impact of total comprehensive income and profit distribution during the Reporting Period.

(III)	Analysis of Cash Flows

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sales and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB47,834 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB473,886 million.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
	January to June 2017	January to June 2016	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	142,892	(13,180)	N/A	A change of the scale of securities at fair value through profit or loss
Net cash inflow/(outflow) from investing activities	(196,494)	9,018	N/A	The needs for the adjustment of investment asset structure
Net cash inflow/(outflow) from financing activities	34,496	113	30,427.4%	An increase in the scale of securities sold under agreements to repurchase
Foreign currency gains/ (losses) on cash and cash equivalents	(106)	54	N/A	—
Net increase/(decrease) in cash and cash equivalents	(19,212)	(3,995)	380.9%	/

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

III.	SOLVENCY RATIO

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

		RMB million
	As at 30 June 2017 (unaudited)	As at 31 December 2016
Core capital	685,716	639,396
Actual capital	696,022	677,768
Minimum capital	248,672	228,080
Core solvency ratio	275.75%	280.34%
Comprehensive solvency ratio	279.90%	297.16%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

The decrease in the Company’s solvency ratio from the end of 2016 was mainly due to the impact of the redemption of subordinated debts, business development and dividends paid to shareholders in the first half of the year.

IV.	CORE COMPETITIVENESS

During the Reporting Period, there was no material change in the Company’s core competitiveness.

V.	SALE OF MATERIAL ASSETS AND EQUITY

During the Reporting Period, there was no sale of material assets and equity of the Company.

VI.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare any interim dividend of ordinary shares for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2016 approved at the 2016 Annual General Meeting held on 31 May 2017, with the appropriation to its discretionary surplus reserve fund of RMB1,927 million (10% of the net profit for the year 2016 under the China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.24 per share (inclusive of tax) to all holders of ordinary shares of the Company, totaling approximately RMB6,784 million.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

VII.	BUSINESS OPERATIONS OF OUR MAIN SUBSIDIARIES AND AFFILIATES

						RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding Percentage	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	8,498	7,740	540

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	3,740	3,113	43

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by the CIRC	15,000	40%	78,305	20,435	505

China Guangfa Bank Co., Ltd.	Commercial banking businesses approved by the China Banking Regulatory Commission, including public and private deposits, loans, payment and settlement, and capital business	15,402	43.686%	1,992,227	110,234	5,074

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

VIII.	STRUCTURED ENTITIES CONTROLLED BY THE COMPANY

The details of structured entities controlled by the Company are set out in Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

IX.	CHANGES IN ACCOUNTING ESTIMATES

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

X.	PERFORMANCE OF THE CORPORATE SOCIAL RESPONSIBILITY

The Company believes that its sustainable development should go along with the development of its stakeholders. Upholding the corporate culture of “Success for You, Success by You” and the concept of social responsibility, the Company makes every effort to participate in activities promoting social progress and commercial civilization through transparent and ethical acts. During the Reporting Period, the Company focused on the following aspects in order to promote the performance of social responsibilities.

(I)	Taking advantage of its strength in business operation, network and management to vigorously develop insurance business favorable to the general public.

For the purpose of achieving the goal of serving the general public by the commercial life insurance companies, the Company actively conducted policy-sponsored medical insurance businesses, such as micro-insurance business, supplementary major medical insurance for urban and township residents, new village cooperative medical insurance and basic medical insurance for urban residents. In the first half of 2017, the Company provided the poverty alleviation insurance protection for 11.74 million people and the elderly accident injury insurance protection for nearly 27 million elderly people. As at the end of the Reporting Period, over 200 supplementary major medical insurance projects and over 300 medical insurance projects were conducted by 31 branches of the Company at the provincial level across China, covering 420 million people. The “one-stop” immediate settlement service for the supplementary major medical insurance was realised in over 20,000 hospitals nationwide, thus providing more convenient and efficient claim services to customers.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

(II)	Actively carrying out programs for public welfare for dedication of love and care and contribution to the society.

The Company actively participated in programs for public welfare and charity. During the Reporting Period, the Company donated RMB21.83 million to relevant institutions through China Life Foundation pursuant to its objectives of “supporting programs for public welfare and charity and facilitating the harmonious development of the society”, to support targeted poverty alleviation projects and the childbirth caring projects, such as mother-child health caring and one-child special family assistance, and to continually support orphans from Wenchuan earthquake, Yushu earthquake and Zhouqu mudslide. In the meantime, the Company provided living assistance and emotional support to orphans from various disasters on a long-term and continuous basis.

(III)	Targeted poverty alleviation

1.	Targeted poverty alleviation plan

During the Reporting Period, the poverty alleviation insurance of the Company was designed with the overall objectives of increasing the communication and cooperation between the Company and the poverty alleviation offices at all provinces, regions and cities, procuring the execution of cooperation agreements in relation to poverty alleviation insurance business, and stepping up the efforts in promoting the poverty alleviation insurance business. In response to the policies launched by certain provincial, municipal and local governments, the Company offered preferential treatments for improvished people through supplementary major medical insurance to enhance the level of protection and participated in targeted poverty alleviation projects. Certain typical projects were named in the “Poverty Alleviation Pioneer List of the Insurance Industry” published by the Insurance Association of China. In addition, the Company actively explored innovative poverty alleviation measures and poverty alleviation programs for public welfare purpose, and vigorously provided protection for poverty alleviation personnel in poverty-stricken areas.

2.	Summary of target poverty alleviation activities during the Reporting Period

During the Reporting Period, the Company consistently implemented the “Opinions Concerning the Promotion of Poverty Alleviation Work by the Insurance Industry” issued by the CIRC and the Office of the Poverty Alleviation and Development Leading Group of the State Council. The Company also took full advantage of the insurance industry’s strength on poverty alleviation by continuously upholding a high standard of social responsibility, strengthening organization and leadership, and increasing investment, so as to fight against poverty by financial means.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

3.	Table showing the target poverty alleviation work of the Company during the Reporting Period

Indicators			Details of the Activities
I.	Overall situation
		Including: Fund	RMB17.938 million

II.	Investment by item
	1.	Poverty alleviation through industrial	RMB3.938 million
development
Including:
		1.1 Type of industrial poverty alleviation projects	☐	Poverty alleviation in the agricultural and forestry industry
			☐	Poverty alleviation in the tourism industry
			Ö	Poverty alleviation in the e-commerce industry
			☐	Poverty alleviation in the assets income industry
			☐	Poverty alleviation in the technological industry
			☐	Others
		1.2 Number of industrial poverty alleviation projects	1
		1.3 Amount invested in industrial poverty alleviation projects	RMB3.938 million

	2.	Other projects	1.	Donations through China Life Foundation
			2.	Donations from employees of the Company
Including:
		2.1 Number of projects	10
		2.2 Amount invested	RMB8 million (Donations through China Life Foundation)
RMB6 million (Donations from employees of the Company)

4.	Subsequent target poverty alleviation plans

The Company will consistently and vigorously carry out the services in relation to supplementary major medical insurance and medical assistance insurance to promote the development of health protection related poverty alleviation. The Company will also actively promote commercial poverty alleviation insurance, develop new products and expand the coverage of poverty alleviation insurance, with a view to enhancing the ability of impoverished people to resist risks in a practical manner. The Company will overcome obstacles and forge ahead for accomplishing its mission pursuant to the requirements of the Central Committee of the Party and the State Council and under the support and guidance of the government departments at different levels and the CIRC, so as to make due contributions to the victory of the poverty alleviation battle and the establishment of a prosperous society.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

(IV)	Integrating social responsibility into the Company’s business operation to constantly improve service quality and customers’ experience.

The Company managed the creditworthiness of its sales force in a responsible manner, conduced special education on integrity on an ongoing basis through various means such as face-to-face instruction and via network, organized the “Integrity Models” election and commendation activities, and carried out self-investigations and rectifications on sales compliance management in accordance with regulatory requirements, thereby striving to improve service quality while complying with relevant regulations. The Company carried out product innovation and application of technology based on the demands of its customers, and better served the needs of its customers in different market segments by developing and upgrading various series of products. The Company kept on improving its services by focusing on the needs of its customers, and significantly improved the efficiency of its services by constantly optimizing smart claims settlement and vigorously promoting claims via WeChat and direct payment for claims. To further enhance the quality of its services, the Company established a customer representative experience system consisting of ultimate users, through which users could provide feedback to the Company. In addition, the Company carried out the global VIP care services in all aspects, and further improved its customers’ complaint management mechanism to protect its consumers’ interests in a practical manner.

XI.	FUTURE PROSPECT AND RISK ANALYSIS

Looking into the second half of 2017, the Company will consistently strengthen its analysis of macro-economic trends and complex risk factors to maintain its continuous and healthy growth. The major risk factors which may have an impact on the Company’s future development strategy and business objectives include:

(I)	Risks relating to macro trends

In the first half of 2017, the global economy recovered moderately but the deep impact of the international financial crisis has not been fully dispelled. The extent and sustainability of the economic recovery remain to be seen. Looking into the domestic market, the Chinese economy was at the critical stage for transformation and upgrade, and the structural conflicts still existed. It is generally believed that the macro-economic development will be stable with good momentum for growth. However, the great downward pressure on the economy will still exist. In the meanwhile, the Chinese economy has become highly globalized, and there may be a possibility that the effect of external macroeconomic policies and the systemic risk will be transferred to the internal market. Changes in international and domestic markets may affect the insurance industry through multiple channels such as the real economy, financial markets and consumer demands, which may in turn affect the underwriting business and asset management of the Company in various aspects.

China Life Insurance Company Limited 2017 Interim Report

Management Discussion and Analysis

(II)	Risks relating to business

In recent years, the domestic financial system has seen a rapid expansion with new financial development modes, products and markets emerging from time to time, which makes the risks relating to the financial business increasingly concealed and contagious. The types of business risks that the Company encounters will increase, and will be extended to include diversified financial risks. Since April 2017, the CIRC has intensively rolled out various regulatory policies to adopt governance measures in respect of nine risks and eight irregular practices. In long term, the “stringent regulation” will create a favourable environment for the healthy development of the industry; in short term, the Company will be under greater pressure for meeting the requirements for transformation and compliance. As affected by the regulatory policies and other factors, the Company is under pressure in maintaining rapid business growth, and may face more uncertainties and complexities. Due to factors such as investment income and the cost of liabilities, there may be higher possibility of fluctuation in the Company’s profits. In addition, the operational and financial risks of associated enterprises and the fluctuation in their profitability may undermine the expected returns on investment, which may have an impact on the Company’s profitability.

(III)	Risks relating to investments

In the event that the domestic and international economies do not develop as expected, the volatility of financial markets may become greater and the market risk relating to investment portfolios and credit risk may rise. If the interest rate drops back to a low level and maintains the same in a long run, there will be greater pressure for asset allocation. In the meantime, the Company may develop new investment channels, utilize new investment vehicles or appoint new investment managers, which may expose the Company to new risks. All of the above factors may affect the Company’s investment income and the book value of its assets. Moreover, some of the Company’s assets are held in foreign currencies, which may give rise to the risk of exchange gains and losses arising from exchange rate movements.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and general new investment needs in 2017. At the same time, if there is any further capital demand, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

In the second half of 2017, the Company will maintain its strategic consistency and tactical flexibility to push forward the sustainable development of the Company in long term. With adherence to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, the Company will bring into play its long-standing advantages, such as strong brand influence, extensive coverage of its sales network, rich customer resources and solid foundation of compliance, with a view to achieving the goal of “making progress, expanding new business and moving in a positive direction while maintaining stability”. In the meanwhile, the Company will adapt to new changes in economic development and regulatory development and adhere to the original role of insurance protection. The Company will also push forward the transformation of “customer-oriented” business management model to strengthen its hard power in a practical manner, thus striving to gain the first-mover advantages in a new round of market landscape adjustments and laying a solid foundation for the development of the Company in 2018 or even in mid and long term. Given the above mentioned risk factors, the Company will firmly adhere to its established development strategy, and fine-tune its business development objectives in accordance with market trends to an appropriate degree, so as to efficiently respond to challenges from market competition and changes in the external environment.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

I.	MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, and the framework agreements entered into by CLWM with the Company, CLIC, CLP&C, China Life Insurance (Overseas) Company Limited (“CLO”) and CLI, respectively. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in each of CLO and CLI. Therefore, each of CLIC, CLP&C, CLO and CLI constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. CLWM is a subsidiary of AMC, and is therefore a connected subsidiary of the Company.

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the framework agreements entered into by AMP with the Company, Pension Company, CLIC and CLP&C, respectively, the asset management agreement for alternative investments between the Company and CLI, and the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” between the Company and Chongqing International Trust Inc. (“Chongqing Trust”). Such agreements and the transactions thereunder have been approved by the independent shareholders of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the asset management agreement between CLIC and AMC, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

1.	Policy Management Agreement

Since 30 September 2003, the Company and CLIC have from time to time entered into policy management agreements. The renewed agreement between the parties expired on 31 December 2014. On 29 December 2014, the Company and CLIC entered into the 2015 policy management agreement, with a term from 1 January 2015 to 31 December 2017. Pursuant to the agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2017 is RMB1,037 million.

For the first half of 2017, the service fee paid by CLIC to the Company amounted to RMB374 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 29 December 2015, the Company and AMC entered into the 2016 asset management agreement, with a term of three years from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2018 is RMB1,500 million.

For the first half of 2017, the Company paid AMC a service fee of RMB556 million.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 30 December 2015, CLIC and AMC entered into the 2016 asset management agreement, with an entrustment term from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2018 are RMB320 million, RMB310 million and RMB300 million, respectively.

For the first half of 2017, CLIC paid AMC a service fee of RMB55 million.

(3)	Asset Management Agreement for Alternative Investments between the Company and CLI

Since 22 March 2013, the Company and CLI have from time to time entered into asset management agreements for alternative investments. The renewed agreement between the parties expired on 30 June 2017. As approved by the 2016 Annual General Meeting of the Company, the Company and CLI entered into the 2017-2018 asset management agreement for alternative investments on 30 June 2017, with retrospective effect from 1 January 2017 until 31 December 2018. Pursuant to the agreement, CLI agreed to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and securitization financial products), on a discretionary basis, within the scope of utilization of insurance funds as specified by regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company, and the Company agreed to pay CLI an investment management service fee, a floating management fee and a performance-based bonus. For details as to the method of calculation of the investment management service fee, floating management fee and performance-based bonus, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. In addition, the assets entrusted by the Company to CLI will be partially used for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment schemes and project asset-backed schemes.

The contractual amount of the assets entrusted by the Company to CLI for investment and management will not exceed RMB550,000 million or its equivalent in foreign currency (including the contractual amount of the assets already entrusted prior to the execution of the agreement and the contractual amount of the assets newly entrusted during the term of the agreement) as at the expiry date of the agreement. In particular, the annual cap on the contractual amount of the assets newly entrusted for investment and management for 2017 is RMB200,000 million or its equivalent in foreign currency (including the annual cap of RMB80,000 million or its equivalent in foreign currency for the subscription of the related financial products, and the annual cap of RMB100,000 million or its equivalent in foreign currency in respect of the contractual amount of the assets newly entrusted by the Company in its co-investments with CLIC and CLP&C), and the annual cap on the amount of the investment management service fee, floating management fee and performance-based bonus is RMB630 million or its equivalent in foreign currency;

China Life Insurance Company Limited 2017 Interim Report

Significant Events

the annual cap on the contractual amount of the assets newly entrusted for investment and management for 2018 is RMB200,000 million or its equivalent in foreign currency (including the annual cap of RMB80,000 million or its equivalent in foreign currency for the subscription of the related financial products, and the annual cap of RMB100,000 million or its equivalent in foreign currency in respect of the contractual amount of the assets newly entrusted by the Company in its co-investments with CLIC and CLP&C), and the annual cap on the amount of the investment management service fee, floating management fee and performance-based bonus is RMB990 million or its equivalent in foreign currency.

For the first half of 2017, the investment management service fee, floating management fee and performance-based bonus paid by the Company to CLI amounted to RMB154 million. As at 30 June 2017, the contractual amount of the assets entrusted by the Company to CLI for investment and management was RMB182,415 million, among which the contractual amount of the assets newly entrusted by the Company for the first half of 2017 was RMB34,535 million.

3.	Insurance Sales Framework Agreement

Since 18 November 2008, the Company and CLP&C have from time to time entered into insurance sales framework agreements. The renewed agreement between the parties expired on 7 March 2015. On 8 March 2015, the Company and CLP&C entered into the 2015 insurance sales framework agreement, with a term of two years from 8 March 2015. The agreement will automatically be extended for another year after its expiry unless terminated by either party by giving the other party a written notice within 30 days prior to its expiry. Pursuant to the agreement, CLP&C entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The original annual caps for the three years ending 31 December 2017 were RMB1,386 million, RMB1,738 million and RMB2,222 million, respectively. With the approval given at the eighth meeting of the fifth session of the Board, the Company revised the annual caps for the two years ending 31 December 2017 under the 2015 insurance sales framework agreement to RMB3,000 million and RMB5,000 million, respectively.

For the first half of 2017, CLP&C paid the Company an agency service fee of RMB1,296 million.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

4.	Framework Agreements with AMP

(1)	Framework Agreement between the Company and AMP

The Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017 – 2019 framework agreement was entered into between the Company and AMP on 30 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, the Company and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee and performance-based fee payable by the Company for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2017, the subscription price and corresponding subscription fee for the subscription of fund products was RMB5,270.00 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB7,684.03 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by the Company for the asset management for specific clients was RMB11.51 million, and the fees for other daily transactions were RMB0.54 million.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

(2)	Framework Agreement between Pension Company and AMP

Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions” on 4 September 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017 – 2019 framework agreement was entered into between Pension Company and AMP on 23 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, Pension Company and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; the annual cap of the sales commission fee and client maintenance fee payable by AMP is RMB100 million; the annual cap of the management fee and performance-based fee payable by Pension Company for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2017, the subscription price and corresponding subscription fee for the subscription of fund products was RMB392.99 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB1,549.86 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by Pension Company for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB0 million.

(3)	Framework Agreement between CLIC and AMP

CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017 – 2019 framework agreement was entered into between CLIC and AMP on 16 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLIC and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, and asset management for specific clients. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; and the annual cap of the management fee and performance-based fee payable by CLIC for the asset management for specific clients is RMB100 million.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

For the first half of 2017, the subscription price and corresponding subscription fee for the subscription of fund products was RMB3,580.00 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB3,845.70 million, and the management fee and performance-based fee paid by CLIC for the asset management for specific clients was RMB7.32 million.

(4)	Framework Agreement between CLP&C and AMP

CLP&C and AMP entered into the “Cooperation Framework Agreement” on 6 June 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017 – 2019 framework agreement was entered into between CLP&C and AMP on 22 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLP&C and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price for the fund products is RMB10,000 million; the annual cap of the redemption price for the fund products is RMB10,000 million; the annual cap of the subscription fee for the fund products is RMB100 million; the annual cap of the redemption fee for the fund products is RMB100 million; the annual cap of the sales commission fee and client maintenance fee payable by AMP is RMB100 million; the annual cap of the management fee and performance-based fee payable by CLP&C for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2017, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB66.61 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0.10 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by CLP&C for the asset management for specific clients was RMB0.23 million, and the fees for other daily transactions were RMB0.06 million.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

5.	Framework Agreements with CLWM

(1)	Framework Agreement between the Company and CLWM

The Company and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 30 December 2015. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, the Company and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by the Company for the asset management services are RMB55 million, RMB180 million and RMB240 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, are RMB25 million, RMB50 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions are RMB25 million, RMB50 million and RMB100 million, respectively.

For the first half of 2017, the management fee paid by the Company for the asset management services was RMB0.10 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million; and the fees for other daily transactions were RMB0.15 million.

(2)	Framework Agreement between CLIC and CLWM

CLIC and CLWM entered into the “Framework Agreement in relation to Asset Management Services” on 26 January 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLIC will subscribe for the asset management products, in respect of which CLWM acts as the manager, according to its needs of asset allocation. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLIC for the asset management services are RMB40 million, RMB70 million and RMB80 million, respectively.

For the first half of 2017, the management fee paid by CLIC for the asset management services was RMB0.10 million.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

(3)	Framework Agreement between CLP& C and CLWM

CLP&C and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 9 March 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLP&C and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLP&C for the asset management services are RMB5 million, RMB180 million and RMB300 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, are RMB2 million, RMB150 million and RMB200 million, respectively; and the annual caps of the fees for other daily transactions are RMB5 million, RMB50 million and RMB50 million, respectively.

For the first half of 2017, the management fee paid by CLP&C for the asset management services was RMB2.75 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million; and the fees for other daily transactions were RMB0.02 million.

(4)	Framework Agreement between CLO and CLWM

CLO and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 30 December 2015. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLO and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLO for the asset management services are RMB10 million, RMB30 million and RMB50 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, are RMB5 million, RMB5 million and RMB10 million, respectively; and the annual caps of the fees for other daily transactions are RMB5 million, RMB5 million and RMB10 million, respectively.

For the first half of 2017, the management fee paid by CLO for the asset management services was RMB0 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million; and the fees for other daily transactions were RMB0 million.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

(5)	Framework Agreement between CLI and CLWM

CLI and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 3 February 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLI and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLI for the asset management services are RMB20 million (including the management fee in an amount of RMB0.4 million paid by CLI to CLWM for the provision of asset management services prior to the execution of the framework agreement), RMB30 million and RMB50 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, are RMB10 million, RMB40 million and RMB80 million, respectively; and the annual caps of the fees for other daily transactions are RMB10 million, RMB40 million and RMB80 million, respectively.

For the first half of 2017, the management fee paid by CLI for the asset management services was RMB1.39 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million; and the fees for other daily transactions were RMB0.23 million.

6.	Framework Agreement with Chongqing Trust

As approved by the 2016 Annual General Meeting of the Company, the Company and Chongqing Trust entered into the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” on 21 June 2017. The agreement became effective upon signing by the parties and will expire on 31 December 2019. Pursuant to the agreement, the Company and Chongqing Trust will conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription amount of the trust products is RMB50,000 million (including the trustee’s remuneration of no more than RMB500 million per year to be received by Chongqing Trust from the trust assets); the annual cap of the redemption amount of the trust products is RMB4,500 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2017, the subscription amount of the trust products was RMB0 hundred million, the redemption amount of the trust products was RMB0 hundred million, and the fees for other daily transactions were RMB0 hundred million.

(II)	Statement on Claims, Debt Transactions and Guarantees of a Non-operating Nature with Related Parties

During the Reporting Period, the Company was not involved in any claims, debt transactions or guarantees of a non-operating nature with related parties.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

III.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

IV.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s profits for the Reporting Period, nor were there any such matters that occurred in prior periods but subsisted during the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its non-wholly owned subsidiaries during the Reporting Period.

3.	Entrusted cash asset investment during the Reporting Period or any investment occurred in prior periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company has adopted the mode of entrusted investment for management of its investment assets, and established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective support. The internal managers include AMC and its subsidiaries, and CLI. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of capital utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

4.	Except as otherwise disclosed in this report, the Company had no other material contracts during the Reporting Period.

V.	H SHARE STOCK APPRECIATION RIGHTS

No H Share stock appreciation rights of the Company were granted or exercised in the first half of 2017. The Company will deal with such rights and related matters in accordance with the relevant PRC governmental policies.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

VI.	UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH WERE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

VII.	AUDITORS

A resolution was passed at the 2016 Annual General Meeting held on 31 May 2017 to engage Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2017, and Ernst & Young as the Hong Kong auditor of the Company for the year 2017. The Company’s 2017 half-year financial statements prepared in accordance with the Chinese Accounting Standards for Business Enterprises have been reviewed (not audited) by Ernst & Young Hua Ming LLP and the Company’s 2017 Interim Condensed Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards have been reviewed (not audited) by Ernst & Young.

VIII.	RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.

China Life Insurance Company Limited 2017 Interim Report

Significant Events

IX.	CORPORATE GOVERNANCE

In the first half of 2017, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardize and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations, so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The Shareholders’ General Meetings, Board of Directors Meetings and Supervisory Committee Meetings of the Company have been functioning pursuant to their relevant procedural rules. As at 30 June 2017, the Board of Directors held 3 regular meetings and 5 extraordinary meetings, and the Supervisory Committee held 2 regular meetings. As at the latest practicable date (24 August 2017), the Board of Directors held 4 regular meetings and 6 extraordinary meetings, and the Supervisory Committee held 3 regular meetings. The announcements concerning the resolutions adopted at the above meetings were published on the China Securities Journal, Shanghai Securities News and Securities Times, as well as the website of the SSE, the HKExnews website of Hong Kong Exchanges and Clearing Limited and the website of the Company.

Shareholders’ general meeting convened during the Reporting Period is as follows:

Eleven proposals including: the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2016”, the “Proposal in relation to the Report of the Supervisory Committee of the Company for the Year 2016”, the “Proposal in relation to the Financial Report of the Company for the Year 2016”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2016”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the “Proposal in relation to the Election of Mr. Liu Huimin as a Non-executive Director of the Fifth Session of the Board of Directors of the Company”, and the “Proposal in relation to the Election of Mr. Yin Zhaojun as a Non-executive Director of the Fifth Session of the Board of Directors of the Company” etc. were considered and approved by a combination of on-site and online voting, and the “Duty Report of the Independent Directors of the Board of Directors of the Company for the Year 2016” and the “Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System of the Company for the Year 2016” were received and reviewed at the 2016 Annual General Meeting held in Beijing on 31 May 2017.

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions
http://www.sse.com.cn
2016 Annual General Meeting	31 May 2017	http://www.hkexnews.hk	31 May 2017
http://www.e-chinalife.com

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

The Audit Committee of the Board of the Company has reviewed the 2017 Interim Report of the Company.

China Life Insurance Company Limited 2017 Interim Report

Changes in Ordinary Shares and Shareholders Information

I.	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

II.	INFORMATION ON SHAREHOLDERS

Total number of shareholders and their shareholdings

Total number of holders of ordinary shares at the end of the Reporting Period	No. of holders of A Shares: 125,129
No. of holders of H Shares: 29,932

Particulars of top ten shareholders of the Company

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Unit: Shares Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited	Overseas legal person	25.89%	7,316,427,761	+2,411,807	—	—
China Securities Finance Corporation Limited	State-owned legal person	1.97%	557,293,557	-15,018,359	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—	—
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0.21%	59,384,610	—	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.11%	31,378,530	+4,088,295	—	—
China International Television Corporation	State-owned legal person	0.07%	18,452,300	—	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No.53 Asset Management Plan	Other	0.05%	15,015,845	—	—	—
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	—	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.04%	11,438,137	-909,900	—	—

China Life Insurance Company Limited 2017 Interim Report

Changes in Ordinary Shares and Shareholders Information

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

	2.	China National Nuclear Corporation and China International Television Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A Shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.
Details of shareholders
	3.	Both Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

III.	CHANGE IN THE CONTROLLING SHAREHOLDER AND THE EFFECTIVE CONTROLLER

During the Reporting Period, there was no change in the controlling shareholder and the effective controller of the Company.

IV.	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 30 June 2017, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

China Life Insurance Company Limited 2017 Interim Report

Changes in Ordinary Shares and Shareholders Information

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares		Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%
JPMorgan Chase & Co. (Note 1)	Beneficial owner, investment manager, trustee and custodian corporation/ approved lending agent	H Shares	586,966,794 70,508,555 253,902,185	(L) (S) (P)	7.88 0.94 3.41	% % %	2.08 0.25 0.90	% % %
BlackRock, Inc. (Note 2)	Interest in controlled	H Shares	500,620,642	(L)	6.73%		1.77%
	corporation		2,480,000	(S)	0.03%		0.01%

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(Note 1):	JPMorgan Chase & Co. was interested in a total of 586,966,794 H Shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Securities LLC, JF Asset Management Limited, CIFM Asset Management (Hong Kong) Limited, J.P. Morgan Investment Management Inc., J.P. Morgan GT Corporation, J.P. Morgan Whitefriars LLC, J.P. Morgan Securities plc, JPMorgan Chase Bank, N.A., J.P. Morgan Chase Bank Berhad, JPMorgan Asset Management (UK) Limited and China International Fund Management Co Ltd were interested in 144,480,105 H Shares, 563,000 H Shares, 46,000 H Shares, 1,808,000 H Shares, 4,695,866 H Shares, 22,278,581 H Shares, 153,167,574 H Shares, 253,910,420 H Shares, 1,415,248 H Shares, 748,000 H Shares and 3,854,000 H Shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 586,966,794 H Shares are 253,902,185 H Shares (3.41%), which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests-Securities Borrowing and Lending) Rules. Of these 586,966,794 H Shares, 12,573,800 H Shares were physically settled listed derivatives, 4,997,000 H Shares were cash settled listed derivatives, 16,332,194 H Shares were physically settled unlisted derivatives and 11,306,810 H Shares were cash settled unlisted derivatives.

JPMorgan Chase & Co. held a short position as defined under Part XV of the SFO in 70,508,555 H Shares (0.94%). Of these 70,508,555 H Shares, 7,116,065 H Shares were physically settled listed derivatives, 26,938,600 H Shares were cash settled listed derivatives, 17,689,071 H Shares were physically settled unlisted derivatives and 16,438,319 H Shares were cash settled unlisted derivatives.

(Note 2):	BlackRock, Inc. was interested in a total of 500,620,642 H Shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited and BlackRock Asset Management (Schweiz) AG were interested in 2,612,000 H Shares, 2,542,000 H Shares, 87,115,639 H Shares, 163,733,000 H Shares, 1,076,000 H Shares, 32,995,003 H Shares, 1,446,540 H Shares, 4,554,000 H Shares, 34,617,043 H Shares, 1,184,000 H Shares, 15,426,785 H Shares, 3,351,700 H Shares, 50,311,096 H Shares, 54,752,000 H Shares, 30,375,834 H Shares, 452,000 H Shares, 4,579,002 H Shares, 8,648,000 H Shares, 816,000 H Shares and 33,000 H Shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 500,620,642 H Shares, 65,000 H Shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 2,480,000 H Shares (0.03%). Of these 2,480,000 H Shares, 869,000 H Shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 30 June 2017, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited 2017 Interim Report

Directors, Supervisors, Senior Management and Employees

I.	CHANGE IN SHARES OF THE COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the Reporting Period, there was no change in the shares of the Company held by Directors, Supervisors and Senior Management.

II.	CHANGE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	Due to adjustment of work arrangements, Mr. Miao Jianmin has ceased to be a Non-executive Director of the Company and a member of the Nomination and Remuneration Committee with effect from 7 April 2017. Following Mr. Miao Jianmin’s resignation, Mr. Wang Sidong, a Non-executive Director of the Company, has been appointed as a member of the Nomination and Remuneration Committee and has ceased to act as a member of the Strategy and Investment Decision Committee with effect from 13 April 2017.

2.	Due to adjustment of work arrangements, Mr. Zheng Yong has ceased to be the Board Secretary of the Company with effect from 27 April 2017. With the approval given at the twelfth meeting of the fifth session of the Board of the Company and the approval of the CIRC, Mr. Li Mingguang has been appointed as the Board Secretary of the Company with effect from 28 June 2017.

3.	With the approval given at the 2016 Annual General Meeting and the approval of the CIRC, the term of office of Mr. Liu Huimin and Mr. Yin Zhaojun as Non-executive Directors of the fifth session of the Board of the Company commenced on 31 July 2017. With effect from the same day, Mr. Liu Huimin and Mr. Yin Zhaojun began to serve as members of the Risk Management Committee.

4.	Due to adjustment of work arrangements, Mr. Liu Jiade has ceased to be a Non-executive Director of the Company and a member of the Risk Management Committee with effect from 8 August 2017.

5.	Mr. Yuan Changqing was nominated as a Non-executive Director of the fifth session of the Board of the Company at the fourteenth meeting of the fifth session of the Board of the Company. The proposal will be submitted to the shareholders’ general meeting of the Company for consideration and approval, and the qualification of Mr. Yuan Changqing as a Director is still subject to the approval of the CIRC. After his appointment comes into effect, Mr. Yuan Changqing will also serve as a member of the Nomination and Remuneration Committee.

6.	Mr. Zhao Peng was appointed as an Assistant to the President of the Company at the fourteenth meeting of the fifth session of the Board of the Company. The qualification of Mr. Zhao Peng for such appointment is still subject to the approval of the CIRC.

7.	Mr. Li Guodong was elected as an Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company at the fifth extraordinary meeting of the second session of the employee representative meeting of the Company. The qualification of Mr. Li Guodong as a Supervisor is still subject to the approval of the CIRC.

China Life Insurance Company Limited 2017 Interim Report

Directors, Supervisors, Senior Management and Employees

8.	Due to adjustment of work arrangements, Mr. Zhan Zhong has ceased to be an Employee Representative Supervisor of the Company with effect from 21 August 2017. Mr. Zhan Zhong was appointed as the Marketing Director of the Company at the fourteenth meeting of the fifth session of the Board of the Company with effect from 24 August 2017.

9.	Mr. Luo Zhaohui was nominated as a Non Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company at the twelfth meeting of the fifth session of the Supervisory Committee of the Company. The proposal will be submitted to the shareholders’ general meeting of the Company for consideration and approval, and the qualification of Mr. Luo Zhaohui as a Supervisor is still subject to the approval of the CIRC.

III.	NUMBER OF EMPLOYEES

As at 30 June 2017, the total number of employees of the Company was 96,958.

IV.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at 30 June 2017, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

V.	COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

China Life Insurance Company Limited 2017 Interim Report

International Auditor’s Independent Review Report

To the Board of Directors of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements, set out on pages 55 to 104, which comprise the interim condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2017 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards, or accept liability to, any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young

Certified Public Accountants

Hong Kong

24 August 2017

China Life Insurance Company Limited 2017 Interim Report

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2017

	Notes	Unaudited As at 30 June 2017 RMB million	Audited As at 31 December 2016 RMB million
ASSETS
Property, plant and equipment		38,269	30,389
Investment properties		1,372	1,191
Investments in associates and joint ventures	6	123,727	119,766
Held-to-maturity securities	7.1	688,825	594,730
Loans	7.2	327,345	226,573
Term deposits	7.3	473,886	538,325
Statutory deposits – restricted		6,333	6,333
Available-for-sale securities	7.4	891,194	766,423
Securities at fair value through profit or loss	7.5	137,424	209,124
Securities purchased under agreements to resell		21,267	43,538
Accrued investment income		52,070	55,945
Premiums receivable		30,767	13,421
Reinsurance assets		2,736	2,134
Other assets		32,043	22,013
Cash and cash equivalents		47,834	67,046

Total assets		2,875,092	2,696,951

The notes on pages 61 to 104 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2017 Interim Report

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2017

	Notes	Unaudited As at 30 June 2017 RMB million	Audited As at 31 December 2016 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	8	1,975,664	1,847,986
Investment contracts	9	227,290	195,706
Policyholder dividends payable		83,000	87,725
Interest-bearing loans and borrowings		16,137	16,170
Bonds payable		10,000	37,998
Financial liabilities at fair value through profit or loss		1,254	2,031
Securities sold under agreements to repurchase		148,591	81,088
Annuity and other insurance balances payable		43,470	39,038
Premiums received in advance		2,871	35,252
Other liabilities		43,532	36,836
Deferred tax liabilities	14	9,426	7,768
Current income tax liabilities		703	1,214
Statutory insurance fund		430	491

Total liabilities		2,562,368	2,389,303

Equity
Share capital	18	28,265	28,265
Other equity instruments	19	7,791	7,791
Reserves		146,708	145,007
Retained earnings		125,831	122,558

Attributable to equity holders of the Company		308,595	303,621

Non-controlling interests		4,129	4,027

Total equity		312,724	307,648

Total liabilities and equity		2,875,092	2,696,951

Approved and authorised for issue by the Board of Directors on 24 August 2017.

Yang Mingsheng	Lin Dairen
Director	Director

The notes on pages 61 to 104 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2017 Interim Report

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2017

		Unaudited For the six months ended 30 June
		2017	2016
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		345,967	292,461
Less: premiums ceded to reinsurers		(1,762)	(730)

Net written premiums		344,205	291,731
Net change in unearned premium reserves		(7,935)	(7,489)

Net premiums earned		336,270	284,242

Investment income	10	57,701	54,542
Net realised gains on financial assets	11	(4,347)	2,523
Net fair value gains through profit or loss	12	3,278	(6,266)
Other income		3,263	2,696

Total revenues		396,165	337,737

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(183,214)	(157,425)
Accident and health claims and claim adjustment expenses		(13,221)	(12,454)
Increase in insurance contract liabilities		(118,903)	(99,761)
Investment contract benefits		(4,015)	(2,415)
Policyholder dividends resulting from participation in profits		(8,076)	(5,668)
Underwriting and policy acquisition costs		(36,814)	(30,056)
Finance costs		(2,507)	(2,305)
Administrative expenses		(13,448)	(12,848)
Other expenses		(3,010)	(2,532)
Statutory insurance fund contribution		(693)	(651)

Total benefits, claims and expenses		(383,901)	(326,115)

Share of profit of associates and joint ventures, net		3,665	1,606

Profit before income tax	13	15,929	13,228
Income tax	14	(3,437)	(2,581)

Net profit		12,492	10,647

Attributable to:
– Equity holders of the Company		12,242	10,395
– Non-controlling interests		250	252
Basic and diluted earnings per share	15	RMB0.43	RMB0.36

The notes on pages 61 to 104 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2017 Interim Report

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2017

	Unaudited
	For the six months
	ended 30 June
	2017	2016
	RMB million	RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	(4,838)	(30,210)
Amount transferred to net profit from other comprehensive income	4,347	(2,523)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	196	9,643
Share of other comprehensive income of associates and joint ventures under the equity method	44	(580)
Exchange differences on translating foreign operations	(212)	6
Income tax relating to components of other comprehensive income	75	5,767

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	(388)	(17,897)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—

Other comprehensive income for the period, net of tax	(388)	(17,897)

Total comprehensive income for the period, net of tax	12,104	(7,250)

Attributable to:
– Equity holders of the Company	11,867	(7,488)
– Non-controlling interests	237	238

The notes on pages 61 to 104 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2017 Interim Report

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2017

	Unaudited
	Attributable to equity holders of the Company				Non-	Total
		Other equity		Retained	controlling
	Share capital	instruments	Reserves	earnings	interests
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2016	28,265	7,791	163,381	123,055	3,722	326,214
Net profit	—	—	—	10,395	252	10,647
Other comprehensive income	—	—	(17,883)	—	(14)	(17,897)

Total comprehensive income	—	—	(17,883)	10,395	238	(7,250)

Transactions with owners
Appropriation to reserves	—	—	3,507	(3,507)	—	—
Dividends paid	—	—	—	(12,060)	—	(12,060)
Dividends to non-controlling interests	—	—	—	—	(151)	(151)
Others	—	—	4	—	—	4

Total transactions with owners	—	—	3,511	(15,567)	(151)	(12,207)

As at 30 June 2016	28,265	7,791	149,009	117,883	3,809	306,757

As at 1 January 2017	28,265	7,791	145,007	122,558	4,027	307,648
Net profit	—	—	—	12,242	250	12,492
Other comprehensive income	—	—	(375)	—	(13)	(388)

Total comprehensive income	—	—	(375)	12,242	237	12,104

Transactions with owners
Appropriation to reserves	—	—	1,991	(1,991)	—	—
Dividends paid (Note 16)	—	—	—	(6,978)	—	(6,978)
Dividends to non-controlling interests	—	—	—	—	(135)	(135)
Others	—	—	85	—	—	85

Total transactions with owners	—	—	2,076	(8,969)	(135)	(7,028)

As at 30 June 2017	28,265	7,791	146,708	125,831	4,129	312,724

The notes on pages 61 to 104 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2017 Interim Report

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2017

	Unaudited
	For the six months
	ended 30 June
	2017	2016
	RMB million	RMB million
Net cash inflow/(outflow) from operating activities	142,892	(13,180)

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	237,359	218,362
Purchases	(575,933)	(263,965)
Investments in associates and joint ventures	(1,109)	(3,075)
Decrease/(increase) in term deposits, net	65,062	57,300
Decrease/(increase) in securities purchased under agreements to resell, net	21,899	(48,133)
Interest received	50,157	41,006
Dividends received	10,535	9,837
Decrease/(increase) in policy loans, net	(4,464)	(2,314)

Net cash inflow/(outflow) from investing activities	(196,494)	9,018

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	67,510	10,835
Interest paid	(2,723)	(1,918)
Dividends paid to equity holders of the Company	(5,192)	(8,935)
Dividends paid to non-controlling interests	(135)	(151)
Cash received from borrowings	149	—
Capital injected into subsidiaries by non-controlling interests	3,637	282
Cash repaid to lenders	(28,000)	—
Cash paid related to other financing activities	(750)	—

Net cash inflow/(outflow) from financing activities	34,496	113

Foreign currency gains/(losses) on cash and cash equivalents	(106)	54

Net increase/(decrease) in cash and cash equivalents	(19,212)	(3,995)

Cash and cash equivalents
Beginning of period	67,046	76,096

End of period	47,834	72,101

Analysis of balances of cash and cash equivalents
Cash at banks and on hand	46,543	71,819
Short-term bank deposits	1,291	282

The notes on pages 61 to 104 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

1	ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuity, accident and health insurance products in China.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These unaudited interim condensed consolidated financial statements are presented in million of Renminbi (“RMB million”) unless otherwise stated. The interim condensed consolidated financial statements have been approved and authorised for issue by the Board of Directors of the Company on 24 August 2017.

2	BASIS OF PREPARATION

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended 31 December 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”).

Except for the ones described below, the accounting policies applied are consistent with those of the consolidated annual financial statements for the year ended 31 December 2016, as described in those annual financial statements.

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2017

Standards/Amendments	Content	Effective for annual periods beginning on or after
IAS 7 Amendments	Disclosure Initiative	1 January 2017
IAS 12 Amendments	Recognition of Deferred Tax Assets for Unrealised Losses	1 January 2017
IFRS 12 Amendments	Disclosure of Interests in Other Entities	1 January 2017

IAS 7 Amendments – Disclosure Initiative

Amendments to IAS 7 Statement of Cash Flows require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments will result in additional disclosures to be provided in the financial statements. The Group is not required to provide additional disclosures in its interim condensed consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended 31 December 2017.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

2	BASIS OF PREPARATION (CONTINUED)

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2017 (continued)

IAS 12 Amendments – Recognition of Deferred Tax Assets for Unrealised Losses

Amendments to IAS 12 were issued with the purpose of addressing the recognition of deferred tax assets for unrealised losses related to debt instruments measured at fair value, although they also have a broader application for other situations. The amendments clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group applied the amendments retrospectively. However, their application has no effect on the Group’s financial position and performance as the accounting treatment of the Group for the previous period was consistent with the clarification in these amendments.

IFRS 12 Amendments – Disclosure of Interests in Other Entities

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10-B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale. The amendments are included in the Annual Improvements 2014-2016 Cycle. The amendments have no impact on the Group’s consolidated financial statements as the Group has no interest in a subsidiary, a joint venture or an associate that is classified as held for sale.

2.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018
IFRS 9	Financial Instruments	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018
IAS 40 Amendments	Transfers of Investment Property	1 January 2018
IFRS 16	Leases	1 January 2019
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

2	BASIS OF PREPARATION (CONTINUED)

2.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IFRS 2 Amendments – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet the employee’s tax obligations associated with the share-based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee’s tax obligation is classified in its entirety as an equity-settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. The Group expects to adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects the adoption of IFRS 9 will have a material impact on the Group’s consolidated financial statements.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business model (hold to collect contractual cash flow, hold to collect contractual cash flow and sell financial assets or other business model) and contractual cash flow characteristics (sole payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are sole payments of principal and interest on the principal amount outstanding would be measured at fair value through profit and loss. Other debt instruments giving rise to cash flows that are sole payments of principal and interest on the principal amount outstanding would be measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”), based on their respective business model. The Group is in the process of analyzing the contractual cash flow characteristics of financial assets and assessing the application of business model.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealized gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealized gains and losses are recognized in other comprehensive income (“OCI”). Should we elect to record equity investments at FVOCI, gains and losses would never be recognized in income except for the received dividends not representing a recovery of part of the investment cost.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

2	BASIS OF PREPARATION (CONTINUED)

2.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IFRS 9 – Financial Instruments (continued)

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to be more forward-looking. The Group is in the process of developing and testing the key models required under IFRS 9 and analyzing the impact on the collective provision; the Group estimated the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the new hedge accounting model under IFRS 9 has no impact on the Group’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after 1 January 2018, early adoption is permitted.

Given insurance contracts are scoped out of IFRS 15, the Group expects the main impact of the new standard to be on the accounting for income from administrative and investment management services. The Group does not expect the impact to be significant. The Group is currently assessing the impact on the Group’s consolidated financial statements.

IFRS 4 Amendments – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and IFRS 17. The amendments introduce two alternative options that allow entities issuing contracts within the scope of IFRS 4 for the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables entities whose activities are predominantly connected with insurance to defer the implementation date of IFRS 9 until the effective date of IFRS 17. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to OCI for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after 1 January 2018, or apply the overlay approach when it applies IFRS 9 for the first time. Based on the latest assessment, the Group qualifies for the temporary exemption from IFRS 9. The Group is evaluating the impact of applying IFRS 9 on the Group’s consolidated financial statements and whether to adopt the temporary exemption approach.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

2	BASIS OF PREPARATION (CONTINUED)

2.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IAS 40 Amendments – Transfers of Investment Property

IAS 40 Amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The amendments are to be applied prospectively, and shall be applied to the changes that occurred, during or after the financial year when it applies amendments for the first time. The Group expects to adopt the amendments from 1 January 2018.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRS Interpretations Committee Interpretation No. 4 Determining whether an Arrangement contains a Lease, Standing Interpretations Committee (“SIC”) Interpretation No. 15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees-leases of low-value assets and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Group is assessing the impact of IFRS 16 on its consolidated financial statements.

IFRS 17 – Insurance Contracts

On 18 May 2017, the IASB issued IFRS 17 Insurance Contracts. IFRS 17 replaces IFRS 4, which was brought in as an interim standard in 2004. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for using current values instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. The Group is currently assessing the impact of the standard upon adoption.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

2	BASIS OF PREPARATION (CONTINUED)

2.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for application now.

In addition, besides the amendments to IFRS 12 effective for annual periods beginning on or after 1 January 2017, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to IFRS 1 and IAS 28, which are effective for annual periods beginning on or after 1 January 2018. There is no material impact on the accounting policies of the Group as a result of these amendments.

Besides the standards and amendments listed above, there are some others that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017. Those standards and amendments are not expected to have a material impact on the Group’s consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2016.

4	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with the Group’s consolidated annual financial statements for the year ended 31 December 2016.

There have been no significant changes in the Group’s risk management processes since 31 December 2016 or in any risk management policies.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing service providers. Fair values provided by pricing service providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply the internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 30 June 2017, assets classified as Level 1 accounted for approximately 36.61% of the assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 30 June 2017, assets classified as Level 2 accounted for approximately 52.17% of the assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

As at 30 June 2017, assets classified as Level 3 accounted for approximately 11.22% of the assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the market comparison approach, etc.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 30 June 2017:

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	253,459	82,819	80,982	417,260
– Debt securities	40,495	381,526	31,076	453,097
Securities at fair value through profit or loss
– Equity securities	56,390	851	1,030	58,271
– Debt securities	18,606	60,547	—	79,153

Total	368,950	525,743	113,088	1,007,781

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(1,254)	—	—	(1,254)
Investment contracts at fair value through profit or loss	(12)	—	—	(12)

Total	(1,266)	—	—	(1,266)

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets for the six months ended 30 June 2017:

			Securities at
			fair value
			through
	Available-for-sale securities		profit or loss
	Debt securities	Equity securities	Equity securities	Total
	RMB million	RMB million	RMB million	RMB million
Opening balance	13,733	76,445	1,061	91,239
Purchases	17,600	3,966	—	21,566
Transferred into Level 3	—	2,607	995	3,602
Transferred out of Level 3	—	(2,155)	(977)	(3,132)
Total gains/(losses) recorded in profit or loss	—	—	(49)	(49)
Total gains/(losses) recorded in other comprehensive income	—	209	—	209
Sales	—	(90)	—	(90)
Maturities	(257)	—	—	(257)

Closing balance	31,076	80,982	1,030	113,088

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair	value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2016:

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	183,222	86,161	76,445	345,828
– Debt securities	28,562	357,463	13,733	399,758
Securities at fair value through profit or loss
– Equity securities	52,790	867	1,061	54,718
– Debt securities	37,172	117,234	—	154,406

Total	301,746	561,725	91,239	954,710

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,031)	—	—	(2,031)
Investment contracts at fair value through profit or loss	(12)	—	—	(12)

Total	(2,043)	—	—	(2,043)

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair	value hierarchy (continued)

The following table presents the changes in Level 3 assets for the six months ended 30 June 2016:

			Securities at
			fair value
			through
	Available-for-sale securities		profit or loss
	Debt securities	Equity securities	Equity securities	Total
	RMB million	RMB million	RMB million	RMB million
Opening balance	501	62,343	1,884	64,728
Purchases	1,625	1,550	—	3,175
Transferred into Level 3	—	1,829	1,269	3,098
Transferred out of Level 3	—	(2,459)	(1,620)	(4,079)
Total gains/(losses) recorded in profit or loss	—	—	(251)	(251)
Total gains/(losses) recorded in other comprehensive income	—	(144)	—	(144)

Closing balance	2,126	63,119	1,282	66,527

The assets whose fair value measurements are classified under Level 3 above do not have any material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the six months ended 30 June 2017, debt securities of RMB12,874 million (for the six months ended 30 June 2016: RMB13,361 million) were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas debt securities of RMB18,938 million (for the six months ended 30 June 2016: RMB15,633 million) were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the six months ended 30 June 2017 and the six months ended 30 June 2016, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 30 June 2017 and 31 December 2016, unobservable inputs such as the weighted average cost of capital and liquidity discount were used in the valuation of assets at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

The life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

The health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

The accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 17, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of the respective products in different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

5	SEGMENT INFORMATION (CONTINUED)

		For the six months ended 30 June 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	300,859	37,324	7,784	—	—	345,967
– Term life	1,786	—	—	—	—
– Whole life	16,285	—	—	—	—
– Endowment	140,126	—	—	—	—
– Annuity	142,662	—	—	—	—
Net premiums earned	300,516	28,715	7,039	—	—	336,270
Investment income	54,362	2,471	221	647	—	57,701
Net realised gains on financial assets	(4,137)	(188)	(17)	(5)	—	(4,347)
Net fair value gains through profit or loss	2,903	132	12	231	—	3,278
Other income	606	32	—	3,191	(566)	3,263
Including: inter-segment revenue	—	—	—	566	(566)	—

Segment revenues	354,250	31,162	7,255	4,064	(566)	396,165

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(182,077)	(1,126)	(11)	—	—	(183,214)
Accident and health claims and claim adjustment expenses	—	(10,360)	(2,861)	—	—	(13,221)
Increase in insurance contract liabilities	(107,157)	(11,640)	(106)	—	—	(118,903)
Investment contract benefits	(4,014)	(1)	—	—	—	(4,015)
Policyholder dividends resulting from participation in profits	(8,027)	(49)	—	—	—	(8,076)
Underwriting and policy acquisition costs	(29,120)	(4,271)	(2,189)	(1,234)	—	(36,814)
Finance costs	(2,190)	(100)	(9)	(208)	—	(2,507)
Administrative expenses	(9,444)	(1,627)	(1,222)	(1,155)	—	(13,448)
Other expenses	(2,660)	(157)	(67)	(692)	566	(3,010)
Including: inter-segment expenses	(540)	(24)	(2)	—	566	—
Statutory insurance fund contribution	(531)	(92)	(70)	—	—	(693)

Segment benefits, claims and expenses	(345,220)	(29,423)	(6,535)	(3,289)	566	(383,901)

Share of profit of associates and joint ventures, net	—	—	—	3,665	—	3,665

Segment results	9,030	1,739	720	4,440	—	15,929

Income tax						(3,437)

Net profit						12,492

Attributable to
– Equity holders of the Company						12,242
– Non-controlling interests						250
Other comprehensive income attributable to equity holders of the Company	(1,362)	(62)	(6)	1,055	—	(375)
Depreciation and amortisation	782	135	103	72	—	1,092

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

5	SEGMENT INFORMATION (CONTINUED)

		For the six months ended 30 June 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	253,904	30,782	7,775	—	—	292,461
– Term life	1,655	—	—	—	—
– Whole life	12,722	—	—	—	—
– Endowment	122,408	—	—	—	—
– Annuity	117,119	—	—	—	—
Net premiums earned	253,792	23,614	6,836	—	—	284,242
Investment income	51,912	1,961	204	465	—	54,542
Net realised gains on financial assets	2,439	92	10	(18)	—	2,523
Net fair value gains through profit or loss	(5,913)	(223)	(23)	(107)	—	(6,266)
Other income	431	23	—	2,773	(531)	2,696
Including: inter-segment revenue	—	—	—	531	(531)	—

Segment revenues	302,661	25,467	7,027	3,113	(531)	337,737

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(156,479)	(934)	(12)	—	—	(157,425)
Accident and health claims and claim adjustment expenses	—	(9,713)	(2,741)	—	—	(12,454)
Increase in insurance contract liabilities	(90,573)	(9,094)	(94)	—	—	(99,761)
Investment contract benefits	(2,415)	—	—	—	—	(2,415)
Policyholder dividends resulting from participation in profits	(5,627)	(41)	—	—	—	(5,668)
Underwriting and policy acquisition costs	(24,144)	(2,984)	(2,029)	(899)	—	(30,056)
Finance costs	(2,157)	(81)	(8)	(59)	—	(2,305)
Administrative expenses	(8,508)	(1,796)	(1,452)	(1,092)	—	(12,848)
Other expenses	(2,149)	(135)	(356)	(423)	531	(2,532)
Including: inter-segment expenses	(510)	(19)	(2)	—	531	—
Statutory insurance fund contribution	(478)	(90)	(83)	—	—	(651)

Segment benefits, claims and expenses	(292,530)	(24,868)	(6,775)	(2,473)	531	(326,115)

Share of profit of associates and joint ventures, net	—	—	—	1,606	—	1,606

Segment results	10,131	599	252	2,246	—	13,228

Income tax						(2,581)

Net profit						10,647

Attributable to
– Equity holders of the Company						10,395
– Non-controlling interests						252
Other comprehensive income attributable to equity holders of the Company	(16,373)	(618)	(64)	(828)	—	(17,883)
Depreciation and amortisation	705	134	122	75	—	1,036

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

6	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the six months ended 30 June
	2017	2016
	RMB million	RMB million
As at 1 January	119,766	47,175
Change of the cost	1,109	6,305
Share of profit or loss	3,665	1,606
Other equity movements	(74)	(576)
Declared dividends	(739)	(338)

As at 30 June	123,727	54,172

(i)	The 2016 final dividend of HKD0.12 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean Group Holding Limited (“Sino-Ocean”) on 18 May 2017. The Company received a cash dividend amounting to RMB239 million.

(ii)	In December 2016, the Company contributed RMB20 billion in Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”), holding 43.86% of its equity interest. According to the provisions of the investment agreement and the articles of Pipeline Company, the Company can impose a significant influence over Pipeline Company’s financial and operating decisions through its Board of Directors, and therefore accounted for it as an associate. As at 30 June 2017, the Company had not yet completed the valuation of fair value for the identifiable net assets of Pipeline Company.

(iii)	The Company proposed to acquire 1,869,586,305 planned additional offering of China Guangfa Bank Co., Limited (“CGB”) shares at no more than RMB7.01 per share, with a total consideration of RMB13.2 billion. The specific subscription price and quantity will be subject to the adjustment based on the valuation result of the state-owned assets. Upon the completion of transaction, the Company will hold 43.686% of CGB’s ownership interest, unchanged from prior to the transaction. As at 30 June 2017, the transaction has been reviewed and approved by the Board of Directors of the Company, and the relevant parties of the transaction have not entered into the contracts.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

7	FINANCIAL ASSETS

7.1	Held-to-maturity securities

	As at	As at
	30 June 2017	31 December 2016
	RMB million	RMB million
Debt securities
Government bonds	100,622	97,196
Government agency bonds	245,780	169,001
Corporate bonds	192,349	178,444
Subordinated bonds/debts	150,074	150,089

Total	688,825	594,730

Debt securities
Listed in Mainland, PRC	84,915	64,192
Listed in Hong Kong, PRC	123	144
Listed in Singapore	37	20
Unlisted	603,750	530,374

Total	688,825	594,730

Unlisted debt securities include those traded on the Chinese interbank market.

The fair value of held-to-maturity securities is determined by reference to other debt securities which are measured by fair value. Please refer to Note 4. The fair value of held-to-maturity securities under Level 1 was RMB77,469 million and that of these securities under Level 2 was RMB617,173 million as at 30 June 2017 (as at 31 December 2016: Level 1 RMB76,299 million and Level 2 RMB542,853 million).

	As at	As at
	30 June 2017	31 December 2016
Debt securities – Contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	35,909	30,615
After one year but within five years	95,827	71,661
After five years but within ten years	252,416	231,608
After ten years	304,673	260,846

Total	688,825	594,730

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

7	FINANCIAL ASSETS (CONTINUED)

7.2	Loans

	As at	As at
	30 June 2017	31 December 2016
	RMB million	RMB million
Policy loans	96,906	92,442
Other loans	230,439	134,131

Total	327,345	226,573

	As at	As at
	30 June 2017	31 December 2016
	RMB million	RMB million
Maturing:
Within one year	125,318	112,592
After one year but within five years	130,167	70,978
After five years but within ten years	45,860	25,503
After ten years	26,000	17,500

Total	327,345	226,573

7.3	Term deposits

	As at	As at
	30 June 2017	31 December 2016
	RMB million	RMB million
Maturing:
Within one year	126,122	185,835
After one year but within five years	333,364	344,790
After five years but within ten years	14,400	7,700

Total	473,886	538,325

As at 30 June 2017, term deposits of RMB14.69 billion (2015: RMB13.20 billion) deposited in banks for overseas borrowings backed by domestic deposit transactions are restricted to use. In September 2016, CL Hotel Investor, L.P. and Glorious Fortune Forever Limited, subsidiaries of the Company, entered into a loan agreement with the New York and Seoul branches of the Agricultural Bank of China, respectively. In December 2016, Sunny Bamboo Limited and Golden Bamboo Limited, subsidiaries of the Company, entered into one loan agreement with the Hong Kong branch of the Agricultural Bank of China. The Company arranged overseas borrowings backed by domestic deposit transactions with the Beijing Xicheng branch of the Agricultural Bank of China with amounts of RMB6.86 billion, RMB7.08 billion and RMB0.75 billion, respectively, for the above loans of the four subsidiaries.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

7	FINANCIAL ASSETS (CONTINUED)

7.4	Available-for-sale securities

	As at	As at
	30 June 2017	31 December 2016
	RMB million	RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	20,871	21,653
Government agency bonds	153,800	146,310
Corporate bonds	201,371	188,337
Subordinated bonds/debts	13,668	16,708
Wealth management products	8,755	11,321
Others (i)	54,632	15,429

Subtotal	453,097	399,758

Equity securities
Funds	124,081	105,290
Common stocks	156,151	100,131
Preferred stocks	27,131	27,880
Wealth management products	75,614	81,854
Others (i)	34,283	30,673

Subtotal	417,260	345,828

Available-for-sale securities, at cost
Equity securities
Others (i)	20,837	20,837

Total	891,194	766,423

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes and interbank deposits. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considered that the carrying value of other available-for-sale securities represents its maximum risk exposure.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

7	FINANCIAL ASSETS (CONTINUED)

7.4	Available-for-sale securities (continued)

	As at	As at
	30 June 2017	31 December 2016
	RMB million	RMB million
Debt securities
Listed in Mainland, PRC	43,500	37,163
Unlisted	409,597	362,595

Subtotal	453,097	399,758

Equity securities
Listed in Mainland, PRC	143,722	91,011
Listed in Hong Kong, PRC	48,623	25,034
Listed overseas	129	232
Unlisted	245,623	250,388

Subtotal	438,097	366,665

Total	891,194	766,423

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

	As at	As at
	30 June 2017	31 December 2016
Debt securities-contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	67,225	33,261
After one year but within five years	157,798	144,443
After five years but within ten years	142,000	113,779
After ten years	86,074	108,275

Total	453,097	399,758

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

7	FINANCIAL ASSETS (CONTINUED)

7.5	Securities at fair value through profit or loss

	As at	As at
	30 June 2017	31 December 2016
	RMB million	RMB million
Debt securities
Government bonds	1,989	380
Government agency bonds	7,468	6,762
Corporate bonds	60,843	144,131
Others	8,853	3,133

Subtotal	79,153	154,406

Equity securities
Funds	13,418	14,683
Common stocks	44,853	40,035

Subtotal	58,271	54,718

Total	137,424	209,124

Debt securities
Listed in Mainland, PRC	23,997	19,512
Listed overseas	384	89
Unlisted	54,772	134,805

Subtotal	79,153	154,406

Equity securities
Listed in Mainland, PRC	41,824	37,614
Listed in Hong Kong, PRC	87	74
Listed overseas	6,878	6,284
Unlisted	9,482	10,746

Subtotal	58,271	54,718

Total	137,424	209,124

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

8	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2017	4.65%~4.85%
As at 31 December 2016	4.45%~4.85%
As at 30 June 2016	4.85%~5.00%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2017	3.21%~4.80%
As at 31 December 2016	3.23%~4.68%
As at 30 June 2016	3.32%~4.76%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

8	INSURANCE CONTRACTS (CONTINUED)

(a)	Process used to decide on assumptions (continued)

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual life		Group life
	RMB per policy	% of premium	RMB per policy	% of premium
As at 30 June 2017	37.00~45.00	0.85%~0.90%	15.00	0.90%
As at 31 December 2016	37.00~45.00	0.85%~0.90%	15.00	0.90%
As at 30 June 2016	37.00~45.00	0.85%~0.90%	15.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

8	INSURANCE CONTRACTS (CONTINUED)

(b)	Net liabilities of insurance contracts

	As at	As at
	30 June 2017	31 December 2016
	RMB million	RMB million
Gross
Long-term insurance contracts	1,945,244	1,825,956
Short-term insurance contracts
– Claims and claim adjustment expenses	11,659	11,538
– Unearned premiums	18,761	10,492

Total, gross	1,975,664	1,847,986

Recoverable from reinsurers
Long-term insurance contracts	(2,143)	(1,783)
Short-term insurance contracts
– Claims and claim adjustment expenses	(86)	(103)
– Unearned premiums	(459)	(125)

Total, ceded	(2,688)	(2,011)

Net
Long-term insurance contracts	1,943,101	1,824,173
Short-term insurance contracts
– Claims and claim adjustment expenses	11,573	11,435
– Unearned premiums	18,302	10,367

Total, net	1,972,976	1,845,975

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

8	INSURANCE CONTRACTS (CONTINUED)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in the claims and claim adjustment expense reserve:

	For the six months ended 30 June
	2017	2016
	RMB million	RMB million
Notified claims	2,085	1,748
Incurred but not reported	9,453	7,520

Total as at 1 January – gross	11,538	9,268

Cash paid for claims settled in period
– Cash paid for current period’s claims	(4,885)	(3,823)
– Cash paid for prior periods’ claims	(8,333)	(7,173)
Claims incurred in period
– Claims arising in current period	12,377	11,823
– Claims arising in prior periods	962	721

Total as at 30 June – gross	11,659	10,816

Notified claims	1,446	1,473
Incurred but not reported	10,213	9,343

Total as at 30 June – gross	11,659	10,816

The table below presents movements in unearned premium reserves:

	For the six months ended 30 June
	2017			2016
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	10,492	(125)	10,367	7,944	(87)	7,857
Increase	18,761	(459)	18,302	15,482	(136)	15,346
Release	(10,492)	125	(10,367)	(7,944)	87	(7,857)

As at 30 June	18,761	(459)	18,302	15,482	(136)	15,346

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

8	INSURANCE CONTRACTS (CONTINUED)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	For the six months ended 30 June
	2017	2016
	RMB million	RMB million
As at 1 January	1,825,956	1,698,773
Premiums	319,556	268,517
Release of liabilities (i)	(253,686)	(218,936)
Accretion of interest	39,486	37,116
Change in assumptions
– Change in discount rates	13,181	10,731
Other movements	751	2,548

As at 30 June	1,945,244	1,798,749

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

9 INVESTMENT CONTRACTS

	As at	As at
	30 June 2017	31 December 2016
	RMB million	RMB million
Investment contracts with discretionary participating features (“DPF”) at amortised cost	56,181	53,688
Investment contracts without DPF
– At amortised cost	171,097	142,006
– At fair value through profit or loss	12	12

Total	227,290	195,706

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

9	INVESTMENT CONTRACTS (CONTINUED)

The table below presents movements of investment contracts with DPF:

	For the six months ended 30 June
	2017	2016
	RMB million	RMB million
As at 1 January	53,688	50,295
Deposits received	3,267	3,275
Deposits withdrawn, payments on death and other benefits	(1,369)	(1,108)
Interest credited	595	555

As at 30 June	56,181	53,017

The fair value of investment contracts at fair value through profit or loss was classified as Level 1. The fair value of investment contracts at amortised cost was classified as Level 3.

10	INVESTMENT INCOME

	For the six months ended 30 June
	2017	2016
	RMB million	RMB million
Debt securities
– held-to-maturity securities	14,832	12,073
– available-for-sale securities	9,404	8,781
– at fair value through profit or loss	1,829	2,566
Equity securities
– available-for-sale securities	11,334	9,822
– at fair value through profit or loss	478	290
Bank deposits	12,786	14,352
Loans	6,573	6,015
Securities purchased under agreements to resell	465	607
Others	—	36

Total	57,701	54,542

For the six months ended 30 June 2017, the interest income included in investment income was RMB45,889 million (for the six months ended 30 June 2016: RMB44,430 million). All interest income was accrued using the effective interest method.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

11	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2017	2016
	RMB million	RMB million
Debt securities
Realised gains	15	37
Impairment	—	(11)

Subtotal	15	26

Equity securities
Realised gains	(2,675)	3,455
Impairment	(1,687)	(958)

Subtotal	(4,362)	2,497

Total	(4,347)	2,523

Net realised gains on financial assets were generated from available-for-sale securities.

During the six months ended 30 June 2017, the Group recognised impairment of RMB280 million (for the six months ended 30

June 2016: RMB599 million) of available-for-sale funds, impairment of RMB1,407 million (for the six months ended 30 June

2016: RMB359 million) of available-for-sale common stocks and no impairment (for the six months ended 30 June 2016: RMB11 million) of available-for-sale debt securities, for which the Group determined that objective evidence of impairment existed.

12	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2017	2016
	RMB million	RMB million
Debt securities	(274)	(207)
Equity securities	3,857	(6,420)
Stock appreciation rights	(178)	367
Financial liabilities at fair value through profit or loss	(127)	(6)

Total	3,278	(6,266)

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

13	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2017	2016
	RMB million	RMB million
Employee salaries and welfare cost	6,335	5,790
Housing benefits	432	401
Contribution to the defined contribution pension plan	950	858
Depreciation and amortisation	1,092	1,036
Foreign exchange losses/(gains)	42	(404)

14	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2017	2016
	RMB million	RMB million
Current taxation – enterprise income tax	1,704	2,272
Deferred taxation	1,733	309

Taxation charges	3,437	2,581

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

14	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2016: 25%) is as follows:

	For the six months ended 30 June
	2017	2016
	RMB million	RMB million
Profit before income tax	15,929	13,228
Tax computed at the statutory tax rate	3,982	3,307
Non-taxable income (i)	(3,079)	(2,255)
Expenses not deductible for tax purposes (i)	2,509	1,559
Unused tax losses	—	15
Tax losses utilised from previous periods	(15)	(13)
Others	40	(32)

Income tax at the effective tax rate	3,437	2,581

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

14	TAXATION (CONTINUED)

(c)	As at 30 June 2017 and 30 June 2016, deferred tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million (i)	Investments RMB million (ii)	Others RMB million (iii)	Total RMB million
As at 1 January 2016	(1,451)	(16,686)	1,184	(16,953)
(Charged)/credited to net profit	(709)	828	(428)	(309)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,183	—	8,183
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(2,411)	—	—	(2,411)
– Others	—	(5)	—	(5)

As at 30 June 2016	(4,571)	(7,680)	756	(11,495)

As at 1 January 2017	(6,408)	(2,975)	1,615	(7,768)
(Charged)/credited to net profit	(356)	(862)	(515)	(1,733)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	121	—	121
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(49)	—	—	(49)
– Others	—	3	—	3

As at 30 June 2017	(6,813)	(3,713)	1,100	(9,426)

(i)	The deferred tax liabilities arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

14	TAXATION (CONTINUED)

(d)	An analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2017 RMB million	As at 31 December 2016 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	2,719	3,024
– deferred tax assets to be recovered within 12 months	3,044	3,626

Subtotal	5,763	6,650

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(13,144)	(13,037)
– deferred tax liabilities to be settled within 12 months	(2,045)	(1,381)

Subtotal	(15,189)	(14,418)

Net deferred tax liabilities	(9,426)	(7,768)

15	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2017 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2016: 28,264,705,000 ordinary shares).

16	DIVIDENDS

A dividend in respect of 2016 of RMB0.24 (inclusive of tax) per ordinary share, totalling RMB6,784 million, was approved at the Annual General Meeting on 31 May 2017.

In June 2017, a distribution of RMB194 million (inclusive of tax) was paid to the holders of Core Tier 2 Capital Securities with the approval of the management according to the authorization by the Board of Directors.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

17	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2017:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company
Golden Phoenix Tree Limited	A subsidiary of the Company
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	A subsidiary of the Company
New Aldgate Limited	A subsidiary of the Company
Glorious Fortune Forever Limited	A subsidiary of the Company
CL Hotel Investor, L.P.	A subsidiary of the Company
Golden Bamboo Limited	A subsidiary of the Company
Sunny Bamboo Limited	A subsidiary of the Company
Fortune Bamboo Limited	A subsidiary of the Company
China Life (Beijing) Health Management Co., Limited	A subsidiary of the Company
China Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life AMP Asset Management Co., Limited	An indirect subsidiary of the Company
King Phoenix Tree Limited	An indirect subsidiary of the Company
China Life Wealth Management Co., Limited	An indirect subsidiary of the Company
China Century Core Fund Limited	An indirect subsidiary of the Company
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited	An indirect subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
COFCO Futures Company Limited	An associate of the Company
Pipeline Company	An associate of the Company
China Life (Sanya) Healthy Investment Company Limited	A joint venture of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related parties (continued)

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2017 (continued):

Significant related parties	Relationship with the Company
Shang Xin – Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Kunlun Trust • Tianjin Infrastructure No.1 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin • CL Shan Mei Debt to Equity Collective Fund Trust Scheme	A directly and indirectly held consolidated structured entity of the Company
Kunlun Trust • CDB Leasing Trust Loan Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
CITIC Jing Cheng • Tianjin Port Group Loan Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Kunlun Trust • Jizhong Energy Group Loan Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the six months ended 30 June
	Notes	2017 RMB million	2016 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)	374	434
Asset management fee received from CLIC	(ii.a)	55	63
Payment of dividends from the Company to CLIC		4,638	8,116
Distribution of profits from AMC to CLIC		125	143
Asset management fee received from CL Overseas	(ii.b)	37	33
Asset management fee received from CLP&C	(ii.c)	8	7
Payment of insurance premium to CLP&C		12	16
Claim and other payments received from CLP&C		7	7
Agency fee received from CLP&C	(iii)	1,296	961
Payment of an agency fee to CLP&C	(iii)	—	1
Rental and a service fee received from CLP&C		20	19
Cash dividend from CLP&C		—	135
Payment of rental, project fee and other expenses to CLRE		28	23
Property leasing expenses charged by CLI	(iv)	40	41
Asset management fee received from CLI		4	7
Payment to CLI for purchase of fixed assets		—	43
Payment of an asset management fee to CLI	(ii.d)	154	118
Property leasing income received from CLI		19	19
Payment of a business management service fee to CL Ecommerce	(vi)	25	29
Transactions between CGB and the Group
Interest on deposits received from CGB		624	157
Commission expenses charged by CGB	(v)	52	24
Transactions between Sino-Ocean and the Group
Cash dividend from Sino-Ocean (Note 6)		239	95
Interest payment of subordinated debts and corporate bonds received from Sino-Ocean		14	28
Project management fee paid to Sino-Ocean		4	20
Transaction between EAP and the Group
Contribution to EAP		183	160
Transaction between other associates and joint ventures and the Group
Distribution from other associates and joint ventures to the Group		500	108
Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)	556	498
Distribution of profits from AMC		187	215

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

The following table summarises significant transactions carried out by the Group with its significant related parties (continued):

		For the six months ended 30 June
	Notes	2017 RMB million	2016 RMB million
Transactions between Pension Company and the Company
Rental received from Pension Company		22	12
Agency fee received from Pension Company for entrusted sales of annuity funds	(vii)	12	12
Marketing fees income for promotion of annuity business from Pension Company		1	3
Transaction between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	7	7
Transactions between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		260	—
Transactions between Rui Chong Company and the Company
Capital contribution to Rui Chong Company		370	—
Transaction between other associates and joint ventures and the Company
Distribution from other associates and joint ventures to the Company		425	91
Transactions between consolidated structured entities and the Company
Distribution from consolidated structured entities to the Company		752	182

Notes:

(i)	On 29 December 2014, the Company and CLIC signed a renewable insurance agency agreement, effective from 1 January 2015 to 31 December 2017. The agreement was subject to an automatic three-year renewal if no objections were raised by both parties. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the interim condensed consolidated statement of comprehensive income.
(ii.a)	On 30 December 2015, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained and interests accrued for from repurchase transactions, deducting debt and equity investment schemes, project asset-backed schemes, the principal and interests of customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(ii.b)	On 27 May 2015, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2015 to 31 December 2015. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yield and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year. As at the approval date of the consolidated financial statements, the planned renewal agreement for the year 2016 had been approved by the Hong Kong Insurance Authority, pending formal signing. CL Overseas and AMC HK are negotiating the renewal agreement for the year 2017. The original terms are effective until the new agreement is signed.
(ii.c)	In 2015, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2015 to 31 December 2016. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 1 January 2017, the agreement was automatically renewed to 31 December 2017. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was linked to investment performance.
(ii.d)	On 3 February 2016, the Company and CLI renewed a management agreement of alternative investment of insurance funds, which is effective from 1 January 2016 to 30 June 2017. In accordance with the agreement, the Company entrusted CLI to engage in specialised investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was 0.05%-0.6% according to different ranges of returns and without a performance-related bonus; for non-fixed-income projects, the management fee rate was 0.3% and the performance-related bonus was linked to the return on comprehensive investment upon expiry of the project. On 30 June 2017, the Company and CLI renewed a management agreement of alternative investment of insurance funds, which is retrospectively effective from 1 January 2017 to 31 December 2018. The management fee rates of fixed-income projects and non-fixed-income projects remain the same as those in the previous agreement. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results to CLI’s performance. The adjustment amount (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in current period.
(ii.e)	On 29 December 2015, the Company and AMC renewed a renewable agreement for the management of insurance funds, effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the interim condensed consolidated statement of comprehensive income.
(ii.f)	On 18 September 2016, the Company and AMC HK renewed the offshore investment management service agreement, which is effective from 19 September 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of the portfolio asset value and a performance bonus capped at 0.15% of the portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of the portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee was calculated monthly and payable quarterly. A performance bonus was calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the interim condensed consolidated statement of comprehensive income.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(iii)	On 8 March 2015, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 8 March 2017, the agreement was automatically renewed for one year.

On 8 March 2015, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on market practice. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 8 March 2017, the agreement was automatically renewed for one year.
(iv)	On 31 December 2014, the Company signed a property leasing agreement with CLI, effective till 31 December 2017, pursuant to which CLI leased to the Company certain owned buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.
(v)	On 12 August 2016, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, and collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for two years starting from the signing date and is subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry.

On 23 March 2016, the Company and CGB signed another insurance agency agreement to distribute group insurance products. The group insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of group insurance products, collecting premiums and paying benefits, and so on. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by referring to comparable quoted market prices of independent third-parties. The commissions are payable on a monthly basis. The agreement is effective on 1 January 2016 for two years and is subject to an automatic one-year renewal if no objections were raised by either party upon expiry.
(vi)	On 26 October 2016, the Company and CL Ecommerce renewed a one year agreement for managing the regional telemarketing centre, which was effective from 1 January 2016 and expired on 31 December 2016. The agreement is subject to an automatic one-year renewal if no objections are raised by both parties. On 1 January 2017, the agreement was automatically renewed for one year. Pursuant to the agreement, the Company entrusted CL Ecommerce to manage the operation of its telemarketing centre, and paid the management fee accordingly. The total amount of the management fee is not expected to exceed RMB100 million, but is still pending for negotiation between the two parties based on the actual circumstance.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(vii)	On 28 November 2016, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds, the pension management business and the occupational pension management business. The agreement was effective from 28 November 2016 and will expire on 31 December 2017. The agreement is subject to an automatic one-year renewal if no objections were raised by either party upon expiry. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The commissions of the group pension plan is, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, and decreased annually; the commissions of the personal pension plan is calculated at 30% to 50% of the annual investment management fee according to the various rates of daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity is in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to the Company by Pension Company are eliminated in the interim condensed consolidated statement of comprehensive income of the Group.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits, securities sold under agreements to repurchase, interbank deposits and other investment products with CGB and the subordinated debts and corporate bonds issued by Sino-Ocean.

	As at 30 June 2017 RMB million	As at 31 December 2016 RMB million
Amounts due from and to significant related parties of the Group
Amount due from CLIC	458	529
Amount due from CL Overseas	83	47
Amount due from CLP&C	312	332
Amount due to CLP&C	(1)	—
Amount due from CLI	5	12
Amount due to CLI	(177)	(206)
Amount due from CLRE	1	2
Amount deposited with CGB	34,911	26,342
Interbank deposits and other investment products in CGB	10,244	—
Amount due from CGB	844	365
Amount due to CGB	(26)	(17)
Securities sold under agreements to repurchase with CGB	(12,000)	—
Subordinated debts and corporate bonds of Sino-Ocean	599	643
Amount due from Sino-Ocean	22	8
Amount due from CL Ecommerce	5	5
Amount due to CL Ecommerce	(92)	(66)
Amounts due from and to subsidiaries of the Company
Amount due from Pension Company	58	47
Amount due to Pension Company	(16)	(17)
Amount due to AMC	(192)	(604)
Amount due to AMC HK	(7)	(8)

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Key management compensation

	For the six months ended 30 June
	2017 RMB million	2016 RMB million
Salaries and other benefits	8	6

The total compensation package for the Company’s key management has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

(e)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied the IAS 24 exemption and disclosed only qualitative information.

As at 30 June 2017, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2017, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

18	SHARE CAPITAL

	As at 30 June 2017		As at 31 December 2016
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 30 June 2017, the Company’s share capital was as follows:

	As at 30 June 2017
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

19	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31						As at 30
	December 2016		Increase		Decrease		June 2017
	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million
Core Tier 2 Capital Securities	1,280	7,791	—	—	—	—	1,280	7,791

Total	1,280	7,791	—	—	—	—	1,280	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and obtained an approval to list such securities on the Stock Exchange of Hong Kong Limited, effective on 6 July 2015. After a deduction of the issue expenses, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. The initial distribution rate for the first five interest-bearing years is 4.00%, and the Company may redeem the securities at its option at the end of the fifth year after issuance. If the Company does not exercise this option, the rate of distribution will be reset based on comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

(b)	Equity attributable to equity holders

	As at 30	As at 31
	June 2017	December 2016
	RMB million	RMB million
Equity attributable to equity holders of the Company	308,595	303,621
Equity attributable to ordinary equity holders of the Company	300,804	295,830
Equity attributable to other equity instrument holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	4,129	4,027
Equity attributable to ordinary equity holders of non-controlling interests	4,129	4,027

Refer to Note 16 for the information of distribution to other equity instrument holders of the Company for the six months ended 30 June 2017. As at 30 June 2017, there were no accumulated distributions unpaid attributable to other equity instrument holders of the Company.

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

20	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at	As at
	30 June 2017	31 December 2016
	RMB million	RMB million
Pending lawsuits	663	588

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 30 June 2017 and 31 December 2016, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

21	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at	As at
	30 June 2017	31 December 2016
	RMB million	RMB million
Contracted, but not provided for
Investments	58,117	39,616
Property, plant and equipment	5,158	5,462
Others	1	1

Total	63,276	45,079

China Life Insurance Company Limited 2017 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2017

21	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 30 June 2017 RMB million	As at 31 December 2016 RMB million
Not later than one year	720	632
Later than one year but not later than five years	914	764
Later than five years	30	27

Total	1,664	1,423

The operating lease payments charged to profit before income tax for the six months ended 30 June 2017 were RMB552 million (for the six months ended 30 June 2016: RMB459 million).

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 30 June 2017 RMB million	As at 31 December 2016 RMB million
Not later than one year	247	186
Later than one year but not later than five years	174	267
Later than five years	9	10

Total	430	463

22	EVENTS AFTER THE REPORTING PERIOD

On 16 August 2017, the Company entered into an agreement, proposing to acquire 3,177,159,590 non-public offering of A ordinary shares of China United Network Communications Limited (“China Unicom”), with a total consideration of RMB21,699,999,999.7. Upon the completion of the transaction, the Company will hold 10.5647% of China Unicom’s equity interest. The transaction has been reviewed and approved by the Board of Directors of China Unicom, and is pending for the approvals of the State-owned Assets Supervision and Administration Commission of the State Council, the general meeting of the shareholders of China Unicom and the China Securities Regulatory Commission.

China Life Insurance Company Limited 2017 Interim Report

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of half year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in half year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of half year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of half year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of half year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of half year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of half year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

China Life Insurance Company Limited 2017 Interim Report

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF HALF YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of half year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for half year’s sales in the 6 months immediately preceding the valuation date.

The value of in-force business and the value of half year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of half year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Willis Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Willis Towers Watson is contained in the “Willis Towers Watson’s review opinion report on embedded value” section.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2017 are consistent with those used as at 31 December 2016.

China Life Insurance Company Limited 2017 Interim Report

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 30 June 2017 and the corresponding results as at 31 December 2016 are shown below:

Table 1 Components of Embedded Value			RMB million
		30 June	31 December
ITEM		2017	2016
A	Adjusted Net Worth	359,231	349,528
B	Value of In-Force Business before Cost of Required Capital	373,919	332,317
C	Cost of Required Capital	(35,630)	(29,787)
D	Value of In-Force Business after Cost of Required Capital (B + C)	338,288	302,530
E	Embedded Value (A + D)	697,520	652,057

Note:   Numbers may not be additive due to rounding.

The value of half year’s sales for the six months ended 30 June 2017 and for the corresponding period of last year:

Table 2 Components of Value of Half Year’s Sales			RMB million
		30 June	30 June
ITEM		2017	2016
A	Value of Half Year’s Sales before Cost of Required Capital	40,233	32,006
B	Cost of Required Capital	(3,338)	(3,985)
C	Value of Half Year’s Sales after Cost of Required Capital (A + B)	36,895	28,021

China Life Insurance Company Limited 2017 Interim Report

Embedded Value

VALUE OF HALF YEAR’S SALES BY CHANNEL

The value of half year’s sales for the six months ended 30 June 2017 by channel is shown below:

Table 3 Value of Half Year’s Sales by Channel		RMB million
Channel	30 June 2017	30 June 2016
Exclusive Individual Agent Channel	33,661	25,927
Bancassurance Channel	2,966	1,900
Group Insurance Channel	268	194
Total	36,895	28,021

The new business margin of half year’s sales for the six months ended 30 June 2017 by channel is shown below:

Table 4 New Business Margin of Half Year’s Sales by Channel
	By FYP		By APE
Channel	30 June 2017	30 June 2016	30 June 2017	30 June 2016
Exclusive Individual Agent Channel	44.1%	39.0%	44.2%	39.1%
Bancassurance Channel	4.0%	2.4%	14.8%	10.1%
Group Insurance Channel	1.2%	0.9%	1.2%	0.9%

Note:	FYP (First Year Premium) is the first year written premium for new business in calculating value of half year’s sales; APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

China Life Insurance Company Limited 2017 Interim Report

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 5 Analysis of Embedded Value Movement in the First Half Year of 2017	RMB million
ITEM
A Embedded Value at Start of Year	652,057
B Expected Return on Embedded Value	24,559
C Value of New Business in the Period	36,895
D Operating Experience Variance	827
E Investment Experience Variance	(2,824)
F Methodology and Model Changes	(824)
G Market Value and Other Adjustments	(7,594)
H Exchange Gains or Losses	(178)
I Shareholder Dividend Distribution and Capital Injection	(6,977)
J Other	1,577
K Embedded Value as at 30 June 2017 (sum A through J)	697,520

Notes: 1) Numbers may not be additive due to rounding.

            2) Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2017 opening net worth.
C	Value of half year’s sales for the six months ended 30 June 2017.
D	Reflects the difference between actual operating experience in the first half year of 2017 (including mortality, morbidity, lapse, and expenses, etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2017.
F	Reflects the effect of change of appraisal methodology and model enhancements.
G	Change in the market value adjustment from the beginning of year 2017 to 30 June 2017 and other related adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2017.
J	Other miscellaneous items.

China Life Insurance Company Limited 2017 Interim Report

Embedded Value

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 6 Sensitivity Results		RMB million
	Value of In-Force Business after Cost of Required Capital	Value of Half Year’s Sales after Cost of Required Capital
Base case scenario	338,288	36,895
1. Risk discount rate +50bps	323,456	35,165
2. Risk discount rate -50bps	354,223	38,761
3. Investment return +50bps	396,729	43,243
4. Investment return -50bps	280,124	30,563
5. 10% increase in expenses	333,997	34,825
6. 10% decrease in expenses	342,580	38,966
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	335,932	36,507
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	340,641	37,285
9. 10% increase in lapse rates	337,536	36,126
10. 10% decrease in lapse rates	338,868	37,629
11. 10% increase in morbidity rates	333,591	36,230
12. 10% decrease in morbidity rates	343,028	37,560

Value of Half Year’s Sales after Cost of Required Capital
Restatement of 2016 half year’s result	28,335

Note:	2016 half year’s result is recalculated in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” and using the same assumptions as at current valuation date.

China Life Insurance Company Limited 2017 Interim Report

Embedded Value

WILLIS TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 30 June 2017 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Willis Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of half year’s sales as at 30 June 2017, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016;

•	a review of the economic and operating assumptions used to develop the embedded value and value of half year’s sales as at 30 June 2017;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

China Life Insurance Company Limited 2017 Interim Report

Embedded Value

WILLIS TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE (CONTINUED)

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Willis Towers Watson

Michael Freeman                     Wesley Cui

24 August 2017

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.
The cover photo of the printed version of this report was photographed by Mr. Zhao Peng from the Company.